SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For October 14, 2002

ULTRAPAR PARTICIPAÇÕES S.A.

(Exact name of Registrant)

ULTRAPAR HOLDINGS INC.

(Translation of Registrant's Name into English)

Avenida Brigadeiro Luiz Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file its annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ULTRAPAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item 1




ANNOUNCEMENT OF A MATERIAL FACT

The managements of **ULTRAPAR PARTICIPAÇÕES S.A**. ("Ultrapar"), **OXITENO S.A. INDÚSTRIA E COMÉRCIO** ("**Oxiteno**", and, jointly with **Ultrapar** and with the other companies controlled by **Ultrapar**, "**Ultra Group**"), and **GIPÓIA PARTICIPAÇÕES S/C LTDA**. ("**Gipóia**", and jointly with **Ultrapar** and **Oxiteno**, the "**Companies**"), pursuant to and for the purposes of CVM Instruction 319/99 and 358/02, wishes to announce its intention to execute a corporate restructuring involving the Companies.

The restructuring ("**Restructuring**") reflects the intention of the **Ultra Group's** management to improve and implement good corporate governance practices, to simplify the Group's corporate structure and to focus equity market liquidity on a single public traded company (**Ultrapar**).

I.   Restructuring

The **Restructuring** is divided into two stages: (a) the merger of **Gipóia** with **Ultrapar** ("**Merger of Gipóia**"); and (b) the incorporation of shares of **Oxiteno**, by **Ultrapar** to enable **Oxiteno** to become into a wholly owned subsidiary **(" Incorporation of Shares**").

Pursuant to the current legislation, the Companies shall await the expiry of the period during which the right of withdrawal may be exercised before ratifying or otherwise the incorporation of shares in accordance with Article 137, Paragraph 3 of Law 6,404/76.

We show the corporate structure of the Ultra Group before and after the Restructuring as follows (only the Companies involved in the Restructuring):



Note   (1) – The future structure assumes that there will be no dissenting share/quota holders;

    (2) – Currently, Ultrapar's stake in Oxiteno is held through its controlled company, Ultraquímica Participações S/A. In order to avoid a reciprocal stake, Ultrapar will acquire Ultraquímica Participações S.A.'s stake in Oxiteno before the General Shareholders' Meeting is held to deliberate on the Restructuring.

II.   Information common to both the merger of Gipóia and the Incorporation of Shares

(a)   Purpose of the **Restructuring**: The objectives of the **Restructuring** are: (i) to align the interests of the quota holders and shareholders of the Companies; (ii) to bolster the **Ultrapar**'s equity base, through the addition of **Gipóia**'s quota holders and **Oxiteno**'s shareholders into a single publicly held company; (iii) to unify, standardize and rationalize the general administration of the **Ultra Group**'s businesses, (iv) to add value to the **Ultra Group's** corporate image; and (v) to provide **Oxiteno**'s shareholders with a direct stake in **Ultrapar**'s businesses.

(b)   Costs of the **Restructuring**: It is estimated that the amount of R$ 2,000,000.00 (two million reais) will be expended on the **Restructuring**, including expenses with publications, preparation of reports and also auditors', appraisers', consultants' and lawyers' fees.

(c)   Criterion used to establish the Substitution Ratios: The ratio for the substitution of quotas issued by **Gipóia** and the shares issued by **Oxiteno,** for shares to be issued by **Ultrapar**, was reached on the basis of economic-financial valuations of the **Companies**, prepared by Banco Itaú S.A., using the discounted cash flow criterion.

(d)   Reasons why the **Restructuring** is considered Equitable for **Gipóia**'s Quota Holders and for **Ultrapar**'s and **Oxiteno**'s shareholders: The **Restructuring** is considered equitable**,** since the substitution ratio for the stakes of all the **Companies** was calculated on the basis of the economic-financial valuations using the discounted cash flow criterion. The criterion used is the one that most approximates to the real intrinsic value of the companies involved. Thus, the shares to be issued by **Ultrapar** and received by **Gipóia**'s quota holders and **Oxiteno**'s shareholders will be proportional to the respective economic benefit transferred to **Ultrapar**.

(e)   <u>Valuation Criterion of the Company Equity</u>: For the purposes of increasing **Ultrapar**'s capital under the **Restructuring**, **Gipóia**'s and **Oxiteno**'s, equity was calculated on the basis of book value as verified by Ernst & Young Auditores Independentes S/C.

(f)   <u>Base Date for Valuations</u>: All the valuations for the purposes of the **Restructuring** were based on figures for June 30, 2002.

(g)   <u>The Increase in **Ultrapar**'s Capital</u>: The current capital stock of **Ultrapar** is R$ 433,856,598.65 (four hundred and thirty-three million, eight hundred and fifty-six thousand, five hundred and ninety-eight reais and sixty-five centavos). Should the **Restructuring** be concluded without the exercising of withdrawal rights on holdings in **Ultrapar** and **Oxiteno**, then **Ultrapar**'s capital stock will be increased by R$ 438,157,351.79 (four hundred and thirty eight million, one hundred and fifty seven thousand, three hundred fifty one reais and seventy nine centavos), the new total being R$ 872,013,950.44 (eight hundred seventy two million, thirteen thousand nine hundred fifty reais and forty four centavos). The effective value of the capital increase will be confirmed when the **Incorporation of Shares** is ratified.

(h)   <u>Composition of **Ultrapar**'s Capital after the **Restructuring**</u>:   Currently, **Ultrapar's** capital stock is represented by 53,000,000,000 (fifty-three billion) shares, of which 37,984,012,500 (thirty-seven billion, nine-hundred and eighty-four million, twelve thousand, five hundred) common shares and 15,015,987,500 (fifteen billion, fifteen million, nine hundred and eighty-seven thousand five hundred) preferred shares. Should the **Restructuring** be concluded without the exercising of withdrawal rights on holdings in **Ultrapar** and **Oxiteno**, then **Ultrapar**'s capital stock will be 79,290,323,633 (seventy nine billion, two hundred ninety million, three hundred twenty three thousand, six hundred thirty three) shares, of which 52,893,309,120 (fifty two billion eight hundred ninety three million, three hundred and nine thousand one hundred and twenty) in common shares and 26,397,014,513 (twenty six billion, three hundred ninety seven million, fourteen thousand, five hundred and thirteen) in preferred shares. The effective shareholding composition of **Ultrapar** will be confirmed when the **Incorporation of Shares** is ratified.

(i)   <u>Bylaw Changes that must be approved prior to the **Merger of Gipóia** and the **Incorporation of Shares** becoming effective</u>: The only alterations in **Ultrapar**'s Bylaws prior to the implementation of the **Restructuring** are the increase in the capital stock and the number of shares representing the same. No changes to

Oxiteno's Bylaws shall be made due to the **Incorporation of Shares**. Changes to the **Oxiteno**'s Bylaws will be made following its transformation into a wholly owned subsidiary. **Gipóia**, in turn, will be extinguished following the conclusion of its merger.

(j) Participation in the Profits for Fiscal Year 2002: The shares issued by **Ultrapar** following the **Restructuring** shall enjoy full rights to all dividends and interest on capital that may be declared and credited subsequent to the issue of the said shares.

(k) Declaration of Absence of Conflict of Interest or Common Interests by Ernst & Young Auditores Independentes S/C. and Banco Itaú S.A.: Banco Itaú S.A. has declared that there is no conflict of interest or common interest, actual or potential, with the controlling or minority shareholders of the **Companies**, their respective partners or in relation to the **Restructuring**. Banco Itaú clarifies that it maintains a business relationship and usual financial market operations with the **Ultra Group**, in addition to having been hired to prepare the valuation reports to determine the substitution ratio for the securities involved in the **Restructuring**. Banco Itaú also declares that it holds 185,185,000 **Ultrapar**`s preferred shares, representing a holding position of 0.35% of **Ultrapar**`s total capital. Ernst & Young Auditores Independentes S/C, in turn, has declared that it has no business relationship with the **Ultra Group** other than being hired to prepare the necessary reports for the purposes of the **Restructuring**. Ernst & Young Auditores Independentes S/C, has declared that there is no conflict of interest or common interest, actual or potential, with the controlling or minority shareholders of the **Companies**, their respective partners or in relation to the **Restructuring**.

(l) Locations where the **Restructuring** Documents shall be made available: The documents pertinent to the **Restructuring** will be available for examination by the quota holders and shareholders of the **Companies**, from October 15, 2002 between 09:00 and 17:00, at the head offices of the **Companies** located at Avenida Brigadeiro Luis Antonio, 1,343, 7th and 9th floors, in the City of São Paulo, State of São Paulo. Copies will made available at the Brazilian Securities and Exchange Commission - CVM and at the São Paulo Stock Exchange – BOVESPA, as from the same date. The **Companies'** shareholders and quota holders who may wish to consult and examine the documents to be made available at the **Companies**' head offices, should arrange a date and time to do so with the respective Investor Relations' Departments of **Ultrapar** (telephone 11-3177-6513) and **Oxiteno** (telephone 11-3177-6872). These documents will also be available on the websites of **Ultrapar** (www.ultra.com.br) and **Oxiteno** (www.oxiteno.com.br).

III. **Information Specific to the Merger of Gipóia**

(a) Corporate and Negotiation Acts prior to the **Merger of Gipóia**: (1) Meeting of **Ultrapar's** Board of Directors and **Gipóia**'s Executive Board held on 10/14/2002; (2) Protocol Agreement of **Merger of Gipóia** signed on 10/14/2002 and (3) Joint justification of the management of **Ultrapar** and **Gipóia** for the **Merger of Gipóia** dated 10/14/2002.

(b) Number and Type of Shares to be Attributed in Substitution of Partners' Rights which shall be Extinguished: 238,607.905 (two hundred thirty eight thousand, six hundred and seven and nine hundred and five thousanths) in **Ultrapar** common shares shall be delivered for each quota of **Gipóia** as shown below, fractions of **Ultrapar**'s shares due to **Gipóia**'s quota holders being ignored:

	Gipóia	Ultrapar
Company Value (R$):	1,083.7 million	2,507.5 million
Quantity of Quotas/Shares:	96,000	53,000,000,000
Value per Quota/Share (R$):	11,288.54	0.04731
Substitution Ratio (**Ultrapar**'s shares for each one of **Gipóia**'s quotas):	238,607.905	

(c) Calculation of the Substitution Ratio based on the Equity Value at Market Prices (Article 264): In accordance with article 264 of Law 6,404/76, Ernst & Young Auditores Independentes S/C has calculated the following substitution ratio for **Gipóia**'s quotas on the basis of the company's equity value at market prices:

	Gipóia	Ultrapar
Company Value (R$):	288,409,144.99	874,809,673.32
Quantity of Quotas/Shares:	96,000	53,000,000,000
Value per Quota/Share (R$):	3,004.26	0.01651
Substitution Ratio - Article 264 of Law 6,404/76 (**Ultrapar**'s shares for each one of **Gipóia**'s quotas):	181,966.081	

(d)   Treatment of Subsequent Changes in Equity Accounts: Changes in equity accounts subsequent to the date used in the valuation based on the book value of **Gipóia** will be absorbed by **Ultrapar.**

(e)   Solution to be Adopted in the case of Shares in the Capital of one of the **Companies** held by the Other: The shares issued by **Ultrapar** and held by **Gipóia** shall be substituted by new shares of **Ultrapar**, to be delivered to the current quota holders of **Gipóia**. **Ultrapar** does not hold quotas in **Gipóia**.

(f)   Delivery of **Ultrapar**'s Shares Issued following the conclusion of the **Merger of Gipóia**: The delivery of **Ultrapar**'s shares issued following the **Merger of Gipóia** will occur up to the fifth business day after the General Meeting of Shareholders and the meeting of quota holders for approving the **Merger of Gipóia**.

(g)   Corporate Acts Approving the Merger of **Gipóia**: The Merger of Gipóia shall be decided at a meeting of **Ultrapar**'s shareholders and a meeting of **Gipóia**'s quota holders to be held on 10/30/2002.

IV.   **Specific Information on the Incorporation of Shares**

(a)   Corporate and Negotiation Acts prior to the **Incorporation of Shares**: (1) Meetings of **Ultrapar**'s and **Oxiteno**'s Boards of Directors held on 10/14/2002; (2) Protocol agreement of **Incorporation of Shares** signed on 10/14/2002 and (3) joint Justification of the management of **Ultrapar** and **Oxiteno** for **Incorporation of Shares** dated 10/14/2002.

(b)   Number and Type of the Shares which shall be Attributed in Substitution of the Partners' Rights which shall be transferred to **Ultrapar**: 735.151 (seven hundred thirty five and one hundred fifty one thousanths) in **Ultrapar** common or preferred shares for each one of **Oxiteno**'s common or preferred shares shall be delivered, as the case may be. Fractions of shares arising from the conversion of the position of each of **Oxiteno**'s shareholders shall be rounded up accordingly, in the case of common shares by the delivery of shares held by the controlling company of **Ultrapar**, **Ultra S.A. Participações** and in the case of preferred shares by Ultrapar, using the shares held in treasury.

Summary of the calculation of the substitution ratio:		
	Oxiteno	Ultrapar
Company Value (R$):	1,675.1 million	2,507.5 million
Quantity of Shares (common and preferred):	48,159,383	53,000,000,000
Value/share (R$):	34.78	0.04731
Substitution Ratio (**Ultrapar's** shares for each one of **Oxiteno**'s shares):	735.151	

(c)   Preferred and Common Shares: Comparison of Policy and EquityAdvantages before and after the **Incorporation of Shares**:

(1)   Minimum Mandatory Dividend:

Ultrapar's Bylaws gives its shareholders the right to receive a minimum annual dividend corresponding to 50% of the company's adjusted net profit.

Oxiteno's Bylaws, in turn, guarantee its shareholders the right to receive a mandatory annual minimum dividend corresponding to 25% of the company's adjusted net profit.

(2)   Tag Along:

In addition to the provisions of Law 6,404/76, with alterations introduced by Law 10,303/01, **Ultrapar's** common and preferred shareholders enjoy tag along rights in the case of the sale of the direct or indirect control of the company and guaranteed in the "Ultrapar`s Controlling Shareholders Agreement" dated March 22, 2000.

In the case of **Oxiteno,** shareholders only enjoy rights pursuant to Law 6,404/76, and as modified by Law 10,303/01.

(3)   Preferred Shares:

Ultrapar's preferred shares are statutorily entitled to receive dividends at least 10% greater than those attributed to common shares as well as priority in the reimbursement of capital, without any form of premium, should the company be liquidated.

The statutory rights of **Oxiteno**'s preferred shares comprise the full participation in the company's results under equal conditions to the common shares and priority in the reimbursement of capital, without any form of premium, should the company be liquidated. Although not established in the Bylaws, since the enactment of Law 9,457/97, **Oxiteno** has been paying its preferred shareholders dividends 10% higher than those attributed to its common shares.

(d)   Calculation of the Substitution Ratio based on the Value of Shareholders' Equity at Market Prices (Article 264): In accordance with article 264 of Law 6,404/76, Ernst & Young Auditores Independentes S/C has calculated the substitution ratio for **Oxiteno's** shares on the basis of the value of shareholders' equity at market prices as follows:

	Oxiteno	Ultrapar
Company Value (R$):	762,366,021.16	874,809,673.32
Quantity of Shares (common and preferred):	48,159,383	53,000,000,000
Value per Share (R$):	15.83	0.01651
Substitution Ratio – Article 264, of Law 6,404/76 (**Ultrapar's** shares for each one of **Oxiteno**'s shares):	958.813	

Given that the substitution ratio of **Oxiteno**'s shares on the basis of the value of shareholders equity at market prices is greater than the substitution ratio based on the economic-financial valuations of the **Companies**, **Oxiteno**'s dissenting shareholders have the right to request the reimbursement of their shares calculated on the basis of the shareholders' equity at market prices.

(e)   Treatment of Subsequent Changes in Equity Accounts: Given that the incorporation of shares proposed implies the subsistence of **Oxiteno**, the changes in equity accounts will be maintained in Oxiteno, but the effects on the book value of the incorporated shares will be reflected in **Ultrapar'**s balance sheet as equity income results.

(f)   Solution to be Adopted in the case of Shares in the Capital of one of the Companies held by the Other: **Oxiteno** holds no shares issued by **Ultrapar** and since the proposal involves an incorporation of shares, the shares issued by **Oxiteno** and held by **Ultrapar** shall be maintained in its balance sheet.

(g) Right of Withdrawal: The **Incorporation of Shares** gives withdrawal rights to dissenting **Oxiteno** and **Ultrapar** shareholders who are able to provide evidence that they are holders of such shares on the date of the publication of this Announcement of a Material Fact, before the opening of share trading on the BOVESPA or Nyse, or in other words, held at the close of trading on the date immediately prior to the date of the aforementioned publication.

Shares purchased as from this date will no longer give rights of withdrawal to the new shareholders.

As provided under articles 45, paragraph 2 and 264, paragraphs 3 and 4 of Law 6,404/76, Oxiteno's dissenting shareholders may opt for the reimbursement value corresponding to R$ 15.93/share calculated on the basis of the book value of the company's shares on June 30, 2002. This is higher than the share value calculated on the same basis as at December 31, 2001 (R$ 14.69/share) and its book value at market prices (R$ 15.83 /share). The dissenting shareholders of Ultrapar will have the right to the reimbursement value corresponding to R$ 0.01635/share, calculated on the book value of the company's shares on June 30, 2002. The said value is higher than share value on the same basis as at December 31, 2001 (R$ 0.01509/share).

The reimbursement of **Oxiteno**'s and **Ultrapar**'s dissenting shareholders shall be affected in full up to the fifth business day following the ratification of the **Incorporation of Shares** according to the provisions of article 137, paragraph 3 of Law 6,404/76, except where dissenting shareholders request the raising of a special balance sheet up to 60 (sixty) days prior to the meeting which will deliberate upon the Incorporation of Shares. In this case, payment will be made by means of the deposit of 80% (eighty percent) of the reimbursed value on the same date as the deposit for the other shareholders and the remainder within 4 (four) months as from the date of the general shareholders' meeting.

(g) Delivery of **Ultrapar**'s shares issued following the **Incorporation of Shares**: The delivery of **Ultrapar's** shares issued following the **Incorporation of Shares** will take place by the fifth business day after the ratification of the **Incorporation of Shares** by the appropriate corporate areas of **Ultrapar** and **Oxiteno**, following the pursuant to article 137, paragraph 3 of Law 6,404/76.

(i)   Corporate Acts approving the **Incorporation of Shares**: The **Incorporation of Shares** will be decided at the general meetings of shareholders of **Ultrapar** and **Oxiteno** to be held on 10/30/2002.

São Paulo, 14 October, 2002.

ULTRAPAR PARTICIPAÇÕES S.A.

Fábio Schvartsman
Investor Relations Director

OXITENO S.A. INDÚSTRIA E COMÉRCIO

Pedro Wongtschowski
Investor Relations Director

GIPÓIA PARTICIPAÇÕES S/C LTDA.

Paulo Guilherme Aguiar Cunha
Director

Fábio Schvartsman
Director

Item 2

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ/MF nº 33.256.439/0001-39 - NIRE 35 3 000109724

A Publicly Held Company

CONVENING NOTICE

In consideration of the Meeting of the Board of Directors held on October 14,2002 and the publication of the Material Fact on that date, Shareholders are invited to an Extraordinary General Meeting of the Company to be held at 3:00 p.m. on October 30,2002, at its head office at Avenida Brigadeiro Luiz Antônio, 1.343, 9º floor, in the City of São Paulo, State of São Paulo, with the purpose of deliberating on the following agenda:

(a) the approval of the "Justification of Merger of Gipóia Participações S/C Ltda. with Ultrapar Participações S.A." and the "Protocol Agreement of Merger of Gipóia Participações S/C Ltda. with Ultrapar Participações S.A" signed on October 14,2002 by the Management of the Company and Gipóia Participações S/C Ltda. ("Gipóia");

(b) the ratification by the Company's and Gipóia's Management of the appointment of the specialized companies (i) Ernst & Young Auditores Independentes S/C for the valuation of Gipóia's equity at its book value and for the valuation of Gipóia's and the Company's equity at market prices; and (ii) Banco Itaú S.A., for the economic-financial valuations of Gipóia and the Company;

(c) the approval of the Valuation Reports prepared by the specialized companies mentioned under item (b) above;

(d) the approval of the merger of Gipóia by the Company;

(e) the approval of the substitution ratio of Gipóia's quotas for the shares to be issued by the Company;

(f) the decision on the increase in the Company's capital stock following the merger of Gipóia, and the consequent change in the first sentence of Article 5 of the Company's Bylaws;

(g)   the approval of the "Justification of the Incorporation of the Shares of Oxiteno S.A. Indústria e Comércio by Ultrapar Participações S.A. for the purpose of Transforming the Former into a wholly owned Subsidiary of the Latter" and "Protocol Agreement of Incorporation of Shares of Oxiteno S.A. Indústria e Comércio by Ultrapar Participações S.A for the purpose of Transforming the Former into a Wholly Owned Subsidiary of the Latter" signed by the Management of the Company and of the Oxiteno S.A. Indústria e Comércio ("Oxiteno");

(h)   the ratification of the Company's and Oxiteno's Management of the appointment of the specialized companies (i) Ernst & Young Auditores Independentes S/C, for the valuation of Oxiteno's shares at book value and for the valuation of Oxiteno's and the Company's equity at market prices; and (ii) Banco Itaú S.A., for the economic-financial valuations of Oxiteno and the Company;

(i)   the approval of the Valuation Reports in accordance with item (h) above;

(j)   the approval of the merger of Oxiteno by the Company;

(l)   the approval of the substitution ratio of the shares Oxiteno for the shares to be issued by the Company;

(m)   the decision on the increase in the Company's capital stock following the incorporation of the shares issued by Oxiteno; and

(n)   the approval of the acquisition of Oxiteno's shares held by the Company's controlled company Ultraquímica Participações S.A., for the purpose of avoiding a reciprocal stake following the incorporation of Oxiteno's shares.

General Instructions**:**
The Shareholders must confirm their eligibility to take part in the General Meeting by presenting the share deposit receipt issued by the financial institution acting as the depository for the preferred book entry shares, up to 2 (two) days prior to the date of the meeting and, in the case of the common shares, through the verification in the nominative share register.

The shareholders may be represented by one of the following at the General Meeting as attorneys-in-fact appointed no more than one year previously: a Shareholder, an officer of the company, a lawyer, a financial institution, or an investment fund manager, representing the fund members, the said attorneys-in-fact being required to present the appropriate power of attorney which must be deposited at the Company's head office, Investor Relations' Department, by 5:30 p.m. on October 14,2002 at the latest, after which, such representation will cease to be valid.

São Paulo, October 14, 2002.

Paulo Guilherme Aguiar Cunha
Chairman of the Board of Directors

Item 3

 

JUSTIFICATION OF THE INCORPORATION OF SHARES OF OXITENO S.A. INDÚSTRIA E COMÉRCIO BY ULTRAPAR PARTICIPAÇÕES S.A. FOR THE PURPOSE OF TRANSFORMING THE FORMER INTO A WHOLLY OWNED SUBSIDIARY OF THE LATTER

The Management of Ultrapar Participações S.A. ("Merging Company") and Oxiteno S.A. Indústria e Comércio ("Merged Company") herein jointly present to their shareholders the Justification of Incorporation of Shares, of Oxiteno S.A. Indústria e Comércio by Ultrapar Participações S.A. ("Justification"), pursuant to article 225 of Law 6,404/76.

The terms beginning in a capital letter and not defined in this Justification shall have the same meaning as those contained in the Protocol Agreement of Incorporation of the Shares of Oxiteno S.A. Indústria e Comércio by Ultrapar Participações S.A. with the purpose of transforming the former into a wholly owned subsidiary of the latter ("Protocol Agreement"), as agreed today.

I.   RATIONALE AND PURPOSES OF THE OPERATION AND THE INTEREST OF THE COMPANIES IN CONCLUDING THE SAME

The present restructuring ("Restructuring") reflects the intention of the Ultra Group's management to perfect and implement good corporate governance practices, to simplify the Group's current corporate structure and to focus equity market liquidity on a single company (Merging Company).

The Restructuring is divided into two stages: (a) the merger of Gipóia Participações S/C Ltda ("Gipóia") by the Merging Company; and (b) the incorporation of shares of the Merged Company by the Merging Company with the purpose of transforming the former into a wholly owned subsidiary ("Incorporation of Shares") of the latter.

The Restructuring is being executed with the objective of: (a) aligning the interests of the quota holders and the shareholders of the companies involved, (b) bolstering the equity base of the Merging Company by concentrating the Merged Company's shareholders and Gipóia's quota holders into a single publicly held company; (c) unifying, standardizing and rationalizing the general administration of the Ultra Group's businesses, (d) adding value to the corporate image of the Ultra Group, and (e) providing the Merged Company's shareholders with a direct stake in the businesses of the Merging Company.

II.   THE SHARES WHICH THE PREFERRED SHAREHOLDERS WILL RECEIVE AND THE RATIONALE FOR MODIFYING THEIR RIGHTS

The preferred shareholders of the Merged Company, irrespective of the class of these shares, will receive preferred shares issued by the Merging Company. The comparison between the policy and equity advantages before and after the Incorporation of Shares is described below:

(1)   Minimum Mandatory Dividend: The Merging Company's Bylaws give its shareholders the right to receive a minimum annual dividend corresponding to 50% of the net adjusted profit. The minimum mandatory dividend to which the shareholders of the Merged Company are entitled, corresponds to 25% of the net adjusted profit of the company.

(2)   Tag Along: The Merging Company's common and preferred shareholders enjoy tag along rights in the case of the sale of direct or indirect control of the Merging Company as established in the Controlling Shareholders' Agreement of March 22, 2000. The Merged Company's shareholders do not enjoy a similar right.

(3)   Preferred Shares: The Merging Company's Bylaws grant preferred shares the right to receive dividends of at least 10% more that those attributed to the common shares as well as priority in the reimbursement of capital should the company be liquidated, albeit without any form of premium. The preferred shares of the Merged Company, in turn, give their holders full rights to participate in the results under equal terms with the company's common shares and priority in the reimbursement of capital in case of liquidation. However, since the enactment of Law 9,457/97, the Merged Company has been paying its preferred shareholders dividends 10% higher than those attributed to its common shareholders.

III.   COMPOSITION ACCORDING TO SHARE TYPES AND CLASSES OF THE MERGING COMPANY FOLLOWING THE CONCLUSION OF THE OPERATION

Should the Restructuring be concluded without the exercising of withdrawal rights by shareholders of the Merging Company and the Merged Company, as a result of the Incorporation of Shares, the capital stock of the Merging Company will be represented by 79,290,323,633 (seventy-nine billion, two hundred ninety million, three hundred twenty-three thousand, six hundred thirty-three) shares, of which 52,893,309,120 (fifty-two billion eight hundred ninety-three million, three hundred and nine thousand, one hundred and twenty) in common shares and 26,397,014,513 (twenty-six billion, three hundred ninety-seven million, fourteen thousand, five hundred and thirteen) in preferred shares. The effective shareholding composition of the Merging Company will be confirmed when the Incorporation of Shares is ratified.

IV.   THE REIMBURSEMENT VALUE OF THE SHARES TO WHICH THE DISSIDENT SHAREHOLDERS ARE ENTITLED

The Incorporation of Shares will give dissident shareholders in both Merging Company and the Merged Company the right to exercise withdrawal rights on the date of the publication of the announcement of a material fact. These rights shall be exercised before the BOVESPA and

Nyse opens for trading on that date, in other words, rights shall be based on the position held at the close of trading on the business day immediately prior to the date of the aforementioned publication.

Shares purchased as from that date will no longer give withdrawal rights to their new holders.

As provided under articles 45, paragraph 2 and 264, paragraphs 3 and 4 of Law 6,404/76, the Merged Company's dissenting shareholders may opt for the reimbursement value corresponding to R$ 15.93 / share, calculated on the basis of the book value of the shares on June 30, 2002. This value is higher than the share value calculated on the same basis as at December 31, 2001 (R$ 14.69/ share) and its book value at market prices (R$ 15.83 /share). The dissenting shareholders of the Merging Company will have the right to the reimbursement value corresponding to R$ 0.01635 / share, calculated on the basis of the book value of the company's shares on June 30, 2002. The said value is higher than the share value calculated on the same basis as at December 31, 2001 (R$ 0.01509 / share).

The reimbursement of the Merging and Merged Company's dissenting shareholders shall be effected in full up to the fifth business day following the ratification of the Incorporation of Shares according to the provisions of article 137, paragraph 3 of Law 6,404/76, except where dissenting shareholders request the raising of a special balance sheet up to 60 (sixty) days prior to the meeting which deliberates on the Incorporation of Shares. In this case, payment will be made by means of the deposit of 80% (eighty percent) of the reimbursed value on the same date as the deposit for the other shareholders, and the remainder within 4 (four) months as from the date of the general shareholders' meeting.

The Parties sign this instrument in 8 (eight) counterparts of identical content, together with witnesses as identified below.

São Paulo, October 14,2002.

 ULTRAPAR PARTICIPAÇÕES S.A.

 /s/ Paulo Guilherme Aguiar Cunha
Name: Paulo Guilherme Aguiar Cunha
Position: Chief Executive Officer

 /s/ Fábio Schvartsman
Name: Fábio Schvartsman
Position: Chief Financial and Investor Relations Officer

OXITENO S.A. INDÚSTRIA E COMÉRCIO

 /s/ Paulo Guilherme Aguiar Cunha
Name: Paulo Guilherme Aguiar Cunha
Position: Chief Executive Officer

 /s/ Pedro Wongtschowski
Name: Pedro Wongtschowski
Position: Chief Operating and Investor Relations Officer

Item 4



JUSTIFICATION OF MERGER OF GIPÓIA PARTICIPAÇÕES S/C LTDA. WITH ULTRAPAR PARTICIPAÇÕES S.A.

The Managements of Ultrapar Participações S.A. ("Merging Company") and Gipóia Participações S/C Ltda. ("Merged Company") herein jointly present to their shareholders and quota holders the Justification of the merger of Gipóia Participações S/C Ltda. with Ultrapar Participações S.A. ("Justification"), pursuant to articles 264 and 225 of Law 6,404/76.

The terms beginning in a capital letter and not defined in this Justification will have the same meaning as those contained in the Notice of Merger of Gipóia Participações S/C Ltda. with Ultrapar Participações S.A. ("Protocol Agreement") as agreed today.

I.   RATIONALE AND PURPOSES OF THE OPERATION AND THE INTEREST OF THE COMPANIES IN CONCLUDING THE SAME

The present restructuring ("Restructuring") reflects the intention of the Ultra Group's management to improve and implement good corporate governance practices, to simplify the Group's current corporate structure and to focus equity market liquidity on a single public traded company (Merging Company).

The Restructuring is divided into two stages: (a) the present Merger; and (b) the incorporation of shares of Oxiteno S.A. Indústria e Comércio ("Oxiteno") by the Merging Company to transform Oxiteno into a wholly owned subsidiary ("Incorporation of Shares").

The Restructuring is being executed with the objective of: (a) aligning the interest of the quota holders and the shareholders of the companies involved, (b) bolstering the equity base of the Merging Company by concentrating Oxiteno's shareholders and the Merged Company's quota holders into a single publicly held company; (c) unifying, standardizing and rationalizing the general administration of the Ultra Group's businesses, (d) adding value to the corporate image of the Ultra Group, and (e) providing the Merged Company's quota holders and Oxiteno's shareholders with a direct stake in the businesses of the Merging Company.

II.   THE SHARES WHICH THE PREFERRED SHAREHOLDERS WILL RECEIVE AND THE RATIONALE FOR MODIFYING THEIR RIGHTS

The Merged Company is a limited company with its capital held in the form of quotas, and therefore having no preferred shares.

III.   COMPOSITION OF SHARE TYPES AND CLASSES OF THE MERGING
         COMPANY FOLLOWING THE CONCLUSION OF THE OPERATION

Should the Restructuring be concluded without the exercising of withdrawal rights by shareholders of the Merging Company and of Oxiteno, as a result of the Incorporation of Shares, the capital stock of the Merging Company will be represented by 79,290,323,633 (seventy-nine billion, two hundred ninety million, three hundred twenty-three thousand, six hundred thirty-three) shares, of which 52,893,309,120 (fifty-two billion eight hundred ninety-three million, three hundred and nine thousand, one hundred and twenty) in common shares and 26,397,014,513 (twenty-six billion, three hundred ninety-seven million, fourteen thousand, five hundred and thirteen) in preferred shares. The effective shareholding composition of the Merging Company will be confirmed when the Incorporation of Shares is ratified.

IV.   THE REIMBURSEMENT VALUE OF THE QUOTAS TO WHICH THE DISSIDENT
         QUOTA HOLDERS ARE ENTITLED

The Merger will give dissident quota holders in the Merged Company the right to exercise withdrawal rights as registered in the articles of association of October14,2002.

Pursuant to articles 45, paragraph 2 and 264, paragraphs 3 and 4 of Law 6,404/76, the Merged Company's dissident quota holders can choose to receive a reimbursement value corresponding to R$ 3,019.73/ quota, calculated on the basis of the book value of the quotas in the company's accounts of June 30, 2002. This is higher than the value calculated on the same basis as at December 31, 2001 (R$ 2,763.22/ quota).

The reimbursement of the Merged Company's dissident quota holders shall be made in full within five business days from the date of ratification of the Merger pursuant to article 137, paragraph 3 of Law 6,404/76, except where dissenting quota holders request the raising of a special balance sheet up to 60 (sixty) days prior to the general meeting to deliberate on the Incorporation of Shares. In this case, payment will be made by means of the deposit of 80% (eighty percent) of the reimbursed value on the same date as the deposit for the other quota holders, and the remainder, within 4 (four) months as from the date of the meeting of the Merged Company's quota holders.

The Parties sign this instrument in 8 (eight) counterparts of identical content, together with witnesses as identified below.

São Paulo, October 14, 2002.

ULTRAPAR PARTICIPAÇÕES S.A.

 /s/ Paulo Guilherme Aguiar Cunha
Name: Paulo Guilherme Aguiar Cunha
Position: Chief Executive Officer

 /s/ Fábio Schvartsman
 Name: Fábio Schvartsman
Position: Chief Financial and Investor Relations Officer

GIPÓIA PARTICIPAÇÕES S/C LTDA.

 /s/ Paulo Guilherme Aguiar Cunha
Name: Paulo Guilherme Aguiar Cunha
Position: Director

 /s/ Lucio de Castro Andrade Filho
 Name: Lucio de Castro Andrade Filho
Position: Director

Item 5

 

PROTOCOL AGREEMENT OF INCORPORATION OF SHARES OF OXITENO S.A.
INDÚSTRIA E COMÉRCIO, BY ULTRAPAR PARTICIPAÇÕES S.A. FOR THE PURPOSE
OF TRANSFORMING THE FORMER INTO A WHOLLY OWNED SUBSIDIARY OF THE
LATTER

The PARTIES below:

in its position as the merging company,

(a)   ULTRAPAR PARTICIPAÇÕES S.A., a publicly held company, with its head office in
the city of São Paulo, at Avenida Brigadeiro Luiz Antonio, 1343, 9º andar, Bela Vista, enrolled
in the Brazilian Corporate Tax Register (CNPJ/MF) under the number 33.256.439/0001-39, by
this act pursuant to its Bylaws, represented by its directors herein signed below ("Merging
Company"),

in its position as the merged company,

(b)   OXITENO S.A. INDÚSTRIA E COMÉRCIO, a publicly held company, with its head
office in the city of São Paulo, at Avenida Brigadeiro Luiz Antonio, 1343, 7º andar, Bela Vista,
enrolled in the Brazilian Corporate Tax Register (CNPJ/MF) under the number
62.545.686/0001-53, by this act pursuant to its Bylaws, and represented by its directors herein
signed below ("Merged Company", and jointly with the Merging Company, denominated the,
"Companies" and jointly with the remaining companies controlled by the Merging Company ,
denominated the "Ultra Group");

and in the position as consenting intervening party,

(c)   ULTRA S.A. PARTICIPAÇÕES, a publicly held company, with its head office at
Avenida Brigadeiro Luiz Antonio, nº 1343, 9º andar, in the city of São Paulo, enrolled in the
Brazilian Corporate Tax Register (CNPJ/MF) under the number 54.041.439/0001-91, by this
act pursuant to its Bylaws, represented by its directors herein signed below ("Controlling
Company");

CONSIDERING THAT

(i)   on this date, the Boards of Directors of the Companies have approved (1) for
submission to the General Shareholders' Meeting, the deliberation on the incorporation of the
shares of the Merged Company for transformation into a wholly owned subsidiary of the

Merging Company ("Incorporation of Shares"), (2) the Justification of the Incorporation of Shares and (3) the agreement to the present Protocol;

(ii)   the managements of the Merging and Merged companies have convened shareholders' meetings to be held on October 30,2002 ("Incorporation Meetings"), to deliberate on the Incorporation of Shares;

(iii)   the Merging Company is a holding company having the shareholding control in the Merged Company;

(iv)   the Incorporation of Shares is the second and final stage in the restructuring of the Ultra Group, which has as its first stage, the merging of Gipóia Participações S/C Ltda. ("Gipóia") with the Merging Company ("Restructuring");

(v)   the Restructuring is being executed with the object of: (a) aligning the interests of the quota holders and the shareholders of the companies involved, (b) bolstering the equity base of the Merging Company by concentrating the Merged Company's shareholders and Gipóia's quota holders into a single publicly held company; (c) unifying, standardizing and rationalizing the general administration of the Ultra Group's businesses, (d) adding value to the corporate image of the Ultra Group, and (e) providing the Merged Company's shareholders with a direct stake in the businesses of the Merging Company.

RESOLVE to agree to the present Protocol Agreement of Incorporation of Shares of Oxiteno S.A. Indústria e Comércio by Ultrapar Participações S.A. for the transformation of the latter into a wholly owned subsidiary ("Protocol"), according to the following terms and conditions:

I.   NUMBER, TYPE AND CLASS OF THE SHARES TO BE ATTRIBUTED IN SUBSTITUTION OF THE PARTNERS' RIGHTS WHICH ARE TO BE EXTINGUISHED AND THE CRITERIA FOR DETERMINING THE SUBSTITUTION RATIOS

(1)   *Number and Type of the Shares, to be Attributed in Substitution of the Partners' Rights, which will be transferred to the Merging Company:* 735.151 (seven hundred and thirty five and one hundred fifty one thousandths) of the Merging Company's common or preferred shares will be delivered for each common or preferred share of the Merged Company, as the case may be.

(2)   *Rounding up of Share Fractions:* Fractions of shares arising from the conversion of the position of each shareholder of the Merged Company will be rounded up, in the case of common shares, by the delivery of shares held by the Controlling Company and in the case of preferred shares, by the Merging Company, which is held in treasury.

(3)   *Criterion used to Determine the Substitution Ratios:* the substitution ratio of the shares to be issued by the Merging Company was calculated on the basis of the

economic-financial valuations of the Companies prepared by Banco Itaú S.A. as at June 30, 2002, using the discounted cash flow criterion.

(4) *Calculation of the Substitution Ratio based on the Economic-Financial Valuations of the Companies*: The results of the calculation of the substitution ratio for the exchange of shares in the Merged Company by shares to be issued by the Merging Company based on the economic-financial valuations of the Companies mentioned in item (3) above, are shown below:

Summary of the calculation of the substitution ratio:		
	Merged Company	Merging Company
Company Value (R$):	1,675.1 million	2,507.5 million
Quantity of Shares (common and preferred):	48,159,383	53,000,000,000
Value per Share (R$):	34.78	0.04731
Substitution Ratio (Shares in the Merging Company for each Share in the Merged Company):	735.151	

(5) *Calculation of the Substitution Ratio based on the Value of Shareholders' Equity at Market Prices (Article. 264):* In accordance with article 264 of Law 6,404/76, Ernst & Young Auditores Independentes S/C has calculated the substitution ratio of the Merged Company's shares based on the value of the shareholders' equity at market prices:

	Merged Company	Merging Company
Company Value (R$):	762,366,021.16	874,809,673.32
Quantity of Shares (common and preferred):	48,159,383	53,000,000,000
Value per Share (R$):	15.83	0.01651
Substitution Ratio – Article 264, of Law 6,404/76 (Shares of the Merging Company for each Share of the Merged Company):	958.813	

Given that the substitution ratio of the Merged Company's shares on the bases of the value of the shareholders' equity at market prices as at June 30, 2002 is greater than the substitution ratio based on the economic-financial valuations of the Companies, the Merged Company's dissenting shareholders have the right to request reimbursement of their shares calculated on the basis of the shareholders' equity at market prices.

II. THE CRITERIA FOR VALUATION OF THE SHAREHOLDERS' EQUITY, THE DATE ON WHICH THE VALUATION WILL BE BASED AND THE TREATMENT OF SUBSEQUENT CHANGES IN EQUITYACCOUNTS

(1) *THE CRITERIA FOR VALUATION OF THE SHAREHOLDERS' EQUITY:* For the purposes of calculating the increase in capital of the Merging Company, the value of the Merged Company's shareholders' equity was based on book value.

(2) *THE DATE ON WHICH THE VALUATION WILL BE BASED:* The valuation of the Merged Company's equity was based on figures for June 30, 2002.

(3) *TREATMENT OF SUBSEQUENT CHANGES IN EQUITY ACCOUNTS:* Given the Incorporation of Shares, therefore implying the subsistence of the Merged Company, the changes in account values will be retained in the Merged Company's balance sheets, but the effects on the book value of the incorporated shares will be reflected in the Merging Company as results from equity

III. SOLUTION TO BE ADOPTED WHERE THE SHARES REPRESENTING THE CAPITAL OF ONE OF THE COMPANIES INVOLVED ARE HELD BY THE OTHER

The Merged Company holds no shares issued by the Merging Company and as the proposal involves the incorporation of shares, the shares of the Merged Company pertaining to the Merging Company will be maintained as part of the latter's balance sheet assets.

IV. THE VALUE OF THE CAPITAL INCREASE OF THE MERGING COMPANY DUE TO THE INCORPORATION OF SHARES

Should the Restructuring be concluded without any shareholder exercising right of withdrawal in the case of both Merging and Merged companies, then the capital stock of the Merging Company will be increased by up to R$ 438,157,351.79 (four hundred and thirty- eight million, one hundred and fifty-seven thousand, three hundred fifty-one reais and seventy-nine centavos), the total increasing up to R$ 872,013,950.44 (eight hundred seventy-two million, thirteen thousand, nine hundred fifty reais and forty-four centavos). The effective value of the capital increase will be confirmed on the ratification of the Incorporation of Shares.

V. ALTERATIONS TO THE BYLAWS TO BE APPROVED FOR THE INCORPORATION OF SHARES TO BECOME EFFECTIVE

The only alteration in the Merging Company's Bylaws necessary for the implementation of the Incorporation of Shares relates to the value of the capital stock and the number of shares this represents.

The Incorporation of Shares will imply no prior alterations to the Merged Company's Bylaws, the necessary and appropriate adaptations as a result of its transformation into a wholly owned subsidiary being made after the event.

VI.   APPROVAL BY THE GENERAL SHAREHOLDERS' MEETINGS OF THE COMPANIES

For the implementation of the Incorporation of Shares, the Merging and Merged companies will hold general shareholders' meetings to deliberate on: (i) the Justification of the Incorporation of Shares; (ii) this Protocol Agreement; (iii) the hiring of Ernst & Young Auditores Independentes S/C, to calculate the value of the shares to be incorporated, based on the company's accounts and to provide the valuation of the shareholders' equity of the Merged and Merging companies at market prices; (iv) the hiring of Banco Itaú S.A. to prepare the economic-financial valuations of the Merging and Merged companies for calculating the substitution ratio of the shares of the Merged Company for shares to be issued by the Merging Company; (v) the valuation reports of the company accounts for the purposes of the capital increase; (vi) the valuation of the shareholders' equity of the Merged and Merging companies at market prices; (vii) the economic-financial valuation report of the Merging and Merged companies (viii) the substitution ratio for the exchange of the incorporated shares by shares in the Merging Company (ix) the Incorporation of Shares; and (x) the authorization of the Merged and Merging companies' shareholders that the increase in the capital of the Merging Company, subsequent to the Incorporation of Shares, is only made effective after the expiry of the reconsideration period for the Incorporation of Shares, pursuant to article 137, paragraph 3 of Law 6,404/76.

VII.   OTHER TERMS AND CONDITIONS OF THE INCORPORATION OF SHARES

(1) *DISTRIBUTION OF NET PROFIT OF THE MERGING COMPANY:* The shares issued following the Share Incorporation will have full rights to all declared dividends and interest on capital credited as from the delivery of the shares of the Merging Company.

(2) *WITHDRAWAL RIGHTS*: The Incorporation of the Shares will give the right of withdrawal, not only to dissenting holders of shares in the Merging Company but also to the Merged Company, as from the date of publication of the announcement of a material fact before the opening of share trading on the BOVESPA and Nyse, or in other words, based on the position held at the close of trading on the day immediately prior to the aforesaid publication.

The shares purchased as from that date will no longer enjoy withdrawal rights.

As provided under articles 45, paragraph 2 and 264, paragraphs 3 and 4 of Law 6,404/76, the

Merged Company's dissenting shareholders may opt for the reimbursement value corresponding to R$ 15.93 / share calculated on the basis of the book value of the shares on June 30, 2002. This is higher than the share value calculated on the same basis as at December 31, 2001 (R$ 14.69/ share) and its book value at market prices (R$ 15.83/share).

Pursuant to article 45, paragraph 2 of Law 6,404/76, the Merging Company's dissenting shareholders shall have the right to the reimbursement value corresponding to R$ 0.01635/ share, calculated on the basis of the book value of the shares on June 30,2002. The said value is higher than share value on the same basis as at December 31, 2001 (R$ 0.01509/ share).

The reimbursement of Merged and Merging companies' dissenting shareholders shall be paid in full up to the fifth business day following the ratification of the Incorporation of Shares according to the provisions of article 137, paragraph 3 of Law 6,404/76, except where dissenting shareholders request the raising of a special balance sheet up to 60 (sixty) days prior to the meeting which will deliberate upon the Incorporation of Shares. In this case, payment will be made by means of the deposit of 80% of the reimbursed value on the same date as the deposit for the other shareholders, and the remainder within 4 (four) months as from the date of the meeting of the shareholders of the Merged Company.

VIII.   GENERAL PROVISIONS

(1)   This Protocol Agreement may not be changed unless the alteration is in written form and signed by all the Parties to the agreement.

(2)   Should any clause, provision, term or condition of this Protocol Agreement become invalid, the remaining clauses, provisions, terms and conditions not affected by this invalidation will not be affected.

(3)   The parties elect the District Court of the city of São Paulo in the State of São Paulo to settle any questions arising from the present Protocol Agreement, to the exclusion of any other court of law, however privileged it is or may become.

AND WITNESS WHEREOF, the Parties sign this instrument in 8 (eight) counterparts of identical content, together with witnesses as identified below.

São Paulo, October 14, 2002.

ULTRAPAR PARTICIPAÇÕES S.A.

/s/ Paulo Guilherme Aguiar Cunha
Name: Paulo Guilherme Aguiar Cunha
Position: Chief Executive Officer

/s/ Fábio Schvartsman
Name: Fábio Schvartsman
Position: Chief Finance and Investor Relations Officer

OXITENO S.A. INDÚSTRIA E COMÉRCIO

/s/ Pedro Wongtschowski
Name: Pedro Wongtschowski
Position: Chief Operating and Investor Relations Officer

ULTRA S.A. PARTICIPAÇÕES

/s/ Paulo Guilherme Aguiar Cunha
Name: Paulo Guilherme Aguiar Cunha
Position: Chief Executive Officer

/s/ Lucio de Castro Andrade Filho
Name: Lucio de Castro Andrade Filho
Position: Director

WITNESSES:

1. /s/ Ana Paula Santoro Coria
Name: Ana Paula Santoro Coria
CPF: 130.325.788-25

2. /s/ João Marcos Cazula
Name: João Marcos Cazula
CPF: 101.226.938-84

Item 6



PROTOCOL AGREEMENT OF MERGER OF GIPÓIA PARTICIPAÇÕES S/C LTDA.
WITH ULTRAPAR PARTICIPAÇÕES S.A.

By the present act under private signature, the parties as follows:

in the position as merging company,

(A) ULTRAPAR PARTICIPAÇÕES S.A., a publicly held company, with its head office in the city of São Paulo, at Avenida Brigadeiro Luiz Antonio, 1343, 9º andar, Bela Vista, enrolled in the Brazilian Corporate Tax Register (CNPJ/MF) under the number 33.256.439/0001-39, in this act represented pursuant to its Bylaws by its directors herein signed below ("Merging Company" and in conjunction with other companies controlled by Ultrapar S.A. Participações, "Ultra Group"),

in the position as merged company,

(B) GIPÓIA PARTICIPAÇÕES S/C LTDA., a limited liability company, its capital held in the form of quotas with its head office in the city of São Paulo, at Avenida Brigadeiro Luiz Antonio, 1343, 9º andar, Bela Vista, enrolled in the Brazilian Corporate Tax Register (CNPJ/MF) under 61.604.351/0001-04, in this act pursuant to its Articles of Association, represented by its directors herein signed below ("Merged Company" and in conjunction with the Merging Company, "Companies");

CONSIDERING THAT

     (A)   on this date, the managements of the Companies have approved (1) the submission to the shareholders of the Merging Company and the quota holders of the Merged Company for deliberation on the merger of Gipóia Participações S/C Ltda. ("Merger"), (2) the Justification for the Merger and (3) the agreement to the present Protocol;

     (B)   the management of the Merging Company will convene a meeting of shareholders to be held on October 30,2002 ("Merger Meeting") and the quota holders of the Merged Company will convene a meeting to be held on the same date ("Meeting of Gipóia's Quota Holders"), to deliberate on the Merger of Gipóia;

     (C)   the Merged Company is a company controlled by Ultra S.A. Participações, the only assets of which are investments held in the Merging Company and in Ultragaz Participações S.A. ("Ultragaz");

(D)   the Merged Company is the holder of 28% of the total capital stock of the Merging Company and 40% of its voting capital stock, and 23% of the total capital stock of Ultragaz;

(E)   following the conclusion of the Merger of Gipóia, the Merging Company will be directly controlled by Ultra S.A. Participações;

(F)   the Merger is the first stage in the restructuring of the Ultra Group ("Restructuring"), which has as its second and final stage, the incorporation of the shares of Oxiteno S.A. Indústria e Comércio ("Oxiteno") by the Merging Company ("Incorporation of Shares");

(G)   the Restructuring is being executed with the object of: (a) aligning the interests of the quota holders and the shareholders of the companies involved, (b) bolstering the equity base of the Merging Company by concentrating the Merged Company's quota holders and Oxiteno's shareholders into a single publicly held company; (c) unifying, standardizing and rationalizing the general administration of the Ultra Group's businesses, (d) adding value to the corporate image of the Ultra Group, and (e) providing Oxiteno's shareholders and the Merged Company's quota holders with a direct stake in the businesses of the Merging Company.

(H)   under the provisions of article 227 of Law 6,404/76, the Merging Company will be the successor of the Merged Company in all the latter's rights and obligations;

RESOLVE to agree to the present Protocol of Merger of Gipóia Participações S/C Ltda. with Ultrapar Participações S.A. ("Protocol"), according to the following terms and conditions:

I.   NUMBER, TYPE AND CLASS OF THE SHARES TO BE ATTRIBUTED IN SUBSTITUTION OF THE PARTNERS' RIGHTS WHICH ARE TO BE EXTINGUISHED AND THE CRITERIA FOR DETERMINING THE SUBSTITUTION RATIOS

(1)   *Number and Type of the Shares, to be Attributed in Substitution of the Partners' Rights which will be transferred to the Merging Company:* 238,607.905 (two hundred thirty-eight thousand, six hundred and seven and nine hundred and five thousandths) of the Merging Company's common shares will be delivered for each quota of the Merged Company.

(2)   *Rounding up of Share Fractions:* Fractions of shares of the Merging Company which would be due to the quota holders of the Merged Company will not be taken into account.

(3)   *Criterion used to Determine the Substitution Ratios:* the substitution ratio of the quotas of the Merged Company by shares to be issued by the Merging Company was calculated on the basis of the economic-financial valuations of the

Companies prepared by Banco Itaú S.A. as at June 30, 2002, using the discounted cash flow criterion.

(4) *Calculation of the Substitution Ratio based on the Economic-Financial Valuations of the Companies*: The result of the calculation of the substitution ratio for the exchange of quotas in the Merged Company by shares to be issued by the Merging Company based on the economic-financial valuations of the Companies mentioned in item (3) above, are shown below:

	Merged Company	Merging Company
Company Value (R$):	1,083.7 million	2,507.5 million
Quantity of Quotas/Shares:	96,000	53,000,000,000
Value per Quota/Share (R$):	11,288.54	0.04731
Substitution Ratio (Shares in the Merging Company for each quota in the Merged Company):	238,607.905	

(5) *Calculation of the Substitution Ratio based on the Equity Values at Market Prices (Article. 264):* In accordance with article 264 of Law 6,404/76, Ernst & Young Auditores Independentes S/C has calculated the following substitution ratio for the Merged Company's quotas based on equity values at market prices:

	Merged Company	Merging Company
Company Value (R$):	288,409,144.99	874,809,673.32
Quantity of Quotas/Shares:	96,000	53,000,000,000
Value per Quota/Share (R$):	3,004.26	0.01651
Substitution Ratio - Article 264, of Law 6,404/76 (Shares of the Merging Company for each quota of the Merged Company):	181,966.081	

II. THE CRITERIA FOR ESTABLISHING EQUITY VALUE, THE DATE ON WHICH THE VALUATION WILL BE BASED AND THE TREATMENT OF SUBSEQUENT CHANGES IN EQUITY ACCOUNTS

> (1) *THE CRITERIA FOR ESTABLISHING EQUITY VALUE:* For the purposes of calculating the increase in capital of the Merging Company, the value of the Merged Company's equity was based on book values.

> (2) *THE DATE ON WHICH THE VALUATION WILL BE BASED:* The valuation of the Merged Company's equity was based on figures for June 30, 2002.

> (3) *TREATMENT OF SUBSEQUENT CHANGES IN EQUITY ACCOUNTS:* Following the date of valuation based on the Merged Company's book value, any changes in balance sheet accounts will be absorbed by the Merging Company.

III. SOLUTION TO BE ADOPTED WHERE THE SHARES REPRESENTING THE CAPITAL OF ONE OF THE COMPANIES INVOLVED ARE HELD BY THE OTHER

The shares issued by the Merging Company but held by the Merged Company will be extinguished, new shares of the Merging Company being issued to the existing quota holders of the Merged Company. The Merging Company is not a quota holder of the Merged Company.

IV. THE VALUE OF THE CAPITAL INCREASE OF THE MERGING COMPANY DUE TO THE MERGER

Should the Restructuring involving the Incorporation of Shares be concluded without any exercising of withdrawal rights in the case of both Merging Company and Oxiteno, then the capital stock of the Merging Company will be increased by up to R$ 438,157,351.79 (four hundred and thirty-eight million, one hundred and fifty-seven thousand, three hundred fifty-one reais and seventy-nine centavos), the total increasing up to R$ 872,013,950.44 (eight hundred seventy-two million, thirteen thousand nine hundred and fifty reais and forty-four centavos). The effective value of the capital increase will be confirmed on the ratification of the Incorporation of Shares.

V. ALTERATIONS TO THE BYLAWS TO BE APPROVED FOR THE MERGER TO BECOME EFFECTIVE

The only alteration in the Merging Company's Bylaws necessary for the implementation of the Merger relates to the value of the capital stock and the number of shares this represents. The Merged Company, in turn, will be extinguished in the light of the Merger.

VI. CORPORATE APPROVALS

For the implementation of the Merger, the Merging Company and the Merged Company will hold general shareholders' and quota holders' meetings respectively to deliberate on: (i) the Justification of the Merger; (ii) this Protocol; (iii) the hiring of Ernst & Young Auditores Independentes S/C, to calculate the value of the net assets to be incorporated and to provide the valuation of the equity of the Merging and Merged companies at market prices; (iv) the hiring of Banco Itaú S.A. to prepare the economic-financial valuations of the Merging and Merged companies for calculating the substitution ratio of the quotas of the Merged Company for shares to be issued by the Merging Company; (v) the valuation reports based on book value for the purposes of the capital increase; (vi) the valuation of the equity of the Merging and Merged companies at market prices; (vii) the economic-financial valuation report of the Merging and Merged companies (viii) the substitution ratio for the exchange of the Merged Company's quotas with shares in the Merging Company (ix) the Merger; and (x) the authorization of the quota holders of the Merged Company and the Shareholders of the Merging Company for the increase in the capital of the Merging Company to be affected immediately subsequent to the Merger.

VII. OTHER CONDITIONS TO WHICH THE MERGER IS SUBJECT

(A) *DISTRIBUTION OF NET PROFIT OF THE MERGING COMPANY:* The shares issued following the Merger will have full rights to all declared dividends and interest on capital credited as from the delivery of the shares of the Merging Company.

(B) *WITHDRAWAL RIGHTS*: The Merger will trigger the right of withdrawal by dissenting quota holders of the Merged Company, as registered in its Articles of Association of October14, 2002.

As provided under articles 45, paragraph 2 and 264, paragraphs 3 and 4 of Law 6,404/76, the Merged Company's dissenting quota holders may opt for the reimbursement value corresponding to R$ 3,019.73/ quota calculated on the basis of the book value of the shares on June 30, 2002. This is higher than the share value calculated on the same basis as at December 31, 2001 (R$ 2,763.22/quota).

The reimbursement of the Merged Company's dissenting quota holders shall be affected in full up to the fifth business day following the ratification of the Merger according to the provisions of article 137, paragraph 3 of Law 6,404/76, except where dissenting quota holders request the raising of a special balance sheet up to 60 (sixty) days prior to the meeting which will deliberate upon the Merger. In this case, payment will be made by means of the deposit of 80% (eighty percent) of the reimbursed value on the same date as the deposit for the other shareholders, and the remainder within 4 (four) months as from the date of the general shareholders' meeting.

(C) *SUCCESSION:* The Merging Company will assume active and passive responsibility with respect to the Merged Company's assets which will be transferred pursuant to provisions of this Protocol.

VIII.   VIII.   GENERAL PROVISIONS

(1)   This Protocol may not be changed unless the alteration is in written form and signed by all the Parties to the agreement.

(2)   Should any clause, provision, term or condition of this Protocol become invalid, the remaining clauses, provisions, terms and conditions not affected by this invalidation will not be affected.

(3)   The parties elect the District Court of the city of São Paulo in the State of São Paulo to settle any questions arising from the present Protocol, to the exclusion of any other court of law, however privileged it is or may become.

AND WITNESS WHEREOF, the Parties sign this instrument in 8 (eight) counterparts of identical content, together with witnesses as identified below.

São Paulo, October 14, 2002.

ULTRAPAR PARTICIPAÇÕES S.A.

/s/ Paulo Guilherme Aguiar Cunha
Name: Paulo Guilherme Aguiar Cunha
Position: Chief Executive Officer

/s/ Fábio Schvartsman
Name: Fábio Schvartsman
Position: Chief Financial and Investor Relations Officer

GIPÓIA PARTICIPAÇÕES S/C LTDA.

/s/ Paulo Guilherme Aguiar Cunha
Name: Paulo Guilherme Aguiar Cunha
Position: Director

/s/ Lucio de Castro Andrade Filho
Name: Lucio de Castro Andrade Filho
Position: Director

WITNESSES:

1. /s/ Ana Paula Santoro Coria
Name: Ana Paula Santoro Coria
CPF: 130.325.788-25

2. /s/ João Marcos Cazula
Name: João Marcos Cazula
CPF: 101.226.938-84

Item 7

ERNST & YOUNG

Condomínio São Luiz
Torre I - 6º andar
Av. Juscelino Kubitschek, 1830
04543-900- São Paulo - SP Brasil

Telefone: 3165-5200
Telefax: 3078-6840

ULTRAPAR PARTICIPAÇÕES S.A.
C.N.P.J. 33.256.439/0001-39

APPRAISAL REPORT ON BOOK NET WORTH

1. OBJECTIVE

ERNST & YOUNG Auditores Independentes S.C., registered at with the Regional Accounting Council of the São Paulo State under N°. 2SP015199/O-6 and with the National Corporate Taxpayers' Register under C.N.P.J./M.F. N°. 61.366.936/0001-25, a civil partnership with principal place of business in the capital of the São Paulo State at Av. Presidente Juscelino Kubitschek, 1830 – Torre I, 5° / 6° andares, appointed as appraiser by the Management of Ultrapar Participações S.A. ("Company") to determine the value of book net worth at June 30, 2002 for the Company with its office in the capital of the São Paulo State at Avenida Brigadeiro Luís Antonio, 1343, registered with C.N.P.J./ M.F. N°. 33.256.439/0001-39, and bylaws filed with the Commercial Chamber of the São Paulo State under NIRE N°. 35.300.109.724, to be used in case of merger of companies or equity to be submitted to the approval of Company shareholders, herein represented by its partner Mr. Claudio Gonçalo Longo, accountant, registered with the Regional Accounting Council of the São Paulo State under N°. 1SP065872/O-1, issues this appraisal report with a view to formalizing the results of its work, which is composed of two pages and one attachment, initialed or signed, and issued in six original counterparts.

2. METHODOLOGY AND CRITERION FOR APPRAISAL

The appraisal was carried out using the accounting methodology, i.e. based on the amounts in accounting records and in the Journal, Trial Balances, General Ledger and further applicable accounting elements of the Company and its direct and indirect investees as of June 30, 2002, in conformity with articles 183 and 184 of Law N°. 6404/76.

We tracked the trial accounting balances to the accounting records to the extent deemed necessary and discussed with Management the balance sheet preparation criteria, especially focusing on the main balance sheet accounts, to assure that the accounting procedures originating in Brazil's Corporation Law have been complied with.

ERNST & YOUNG

3. CONCLUSION

Accordingly, based on the amounts disclosed in the Attachment hereto, the undersigned appraiser concludes that the assets, rights and liabilities comprising the Company's net worth at June 30, 2002 amount to R$866,383,673.32 (eight hundred sixty-six million, three hundred eighty-three thousand, six hundred seventy-three reais and thirty-two cents).

The appraiser hereby declares, for any purposes, that it does not have any business connection with the Company other than the services it provided for issuance of this appraisal report. The appraiser also declares not to have any conflict or pooling of interests, whether current or potential, with shareholders or partners or with any other company involved in the operation or in the operation to which this appraisal report is intended.

Also, the appraiser herein declares that shareholders or company management placed no limitations to the work carried out.

São Paulo, September 17, 2002

ERNST & YOUNG
Auditores Independentes S.C.
CRC2SP015199/O-6

Claudio Gonçalo Longo
Accountant – CRC1SP065872/O-1

ERNST & YOUNG

Attachment to the Appraisal Report on Book Net Worth
ULTRAPAR PARTICIPAÇÕES S.A.
C.N.P.J. 33.256.439/0001-39
(In Reais)

ASSETS

Cash and banks	81,846.36
Short-term investments	116,189,266.64
Taxes recoverable	15,424,190.24
Related parties	27,883,191.95
Deferred taxes and contributions	1,806,413.18
Investments	787,604,845.70
Total assets	948,989,754.07

LIABILITIES

Trade accounts payable	309,426.38
Provision for social charges	152,929.74
Dividends payable	11,477.47
Related parties	77,224,710.12
Other liabilities	4,907,537.04
Total liabilities	82,606,080.75

Net worth at June 30, 2002	**866,383,673.32**

Item 8

ERNST & YOUNG

Condomínio São Luiz
Torre I - 6º andar
Av. Juscelino Kubitschek, 1830
04543-900- São Paulo - SP Brasil

Telefone: 3165-5200
Telefax: 3078-6840

GIPÓIA PARTICIPAÇÕES S/C LTDA.
C.N.P.J. 061.604.351/0001-04

APPRAISAL REPORT ON BOOK NET WORTH

1. OBJECTIVE

ERNST & YOUNG Auditores Independentes S.C., registered at with the Regional Accounting Council of the São Paulo State under N°. 2SP015199/O-6 and with the National Corporate Taxpayers' Register under C.N.P.J./M.F. N°. 61.366.936/0001-25, a civil partnership with principal place of business in the capital of the São Paulo State at Av. Presidente Juscelino Kubitschek, 1830 – Torre I, 5° / 6° andares, appointed as appraiser by the Management of Gipóia Participações S/C Ltda. ("Company") to determine the value of book net worth at June 30, 2002 for the Company with its office in the capital of the São Paulo State at Avenida Brigadeiro Luís Antonio, 1343, registered with C.N.P.J./ M.F. N°. 61.604.351/0001-04, to be used in case of merger of companies or equity to be submitted to the approval of Company shareholders, herein represented by its partner Mr. Claudio Gonçalo Longo, accountant, registered with the Regional Accounting Council of the São Paulo State under N°. 1SP065872/O-1, issues this appraisal report with a view to formalizing the results of its work, which is composed of two pages and one attachment, initialed or signed, and issued in six original counterparts.

2. METHODOLOGY AND CRITERION FOR APPRAISAL

The appraisal was carried out using the accounting methodology, i.e. based on the amounts in accounting records and in the Journal, Trial Balances, General Ledger and further applicable accounting elements of the Company and its direct and indirect investees as of June 30, 2002, in conformity with articles 183 and 184 of Law N°. 6404/76.

We tracked the trial accounting balances to the accounting records to the extent deemed necessary and discussed with Management the balance sheet preparation criteria, especially focusing on the main balance sheet accounts, to assure that the accounting procedures originating in Brazil's Corporation Law have been complied with.

3. CONCLUSION

Accordingly, based on the amounts disclosed in the Attachment hereto, the undersigned appraiser concludes that the assets, rights and liabilities comprising the Company's net worth at June 30, 2002 amount to R$289,894,144.99 (two hundred and eighty-nine million, eight hundred and ninety-four thousand and hundred and forty-four real and ninety nine cents).

The appraiser hereby declares, for any purposes, that it does not have any business connection with the Company other than the services it provided for issuance of this appraisal report. The appraiser also declares not to have any conflict or pooling of interests, whether current or potential, with shareholders or partners or with any other company involved in the operation or in the operation to which this appraisal report is intended.

Also, the appraiser herein declares that shareholders or company management placed no limitations to the work carried out.

São Paulo, September 17, 2002

ERNST & YOUNG
Auditores Independentes S.C.
CRC2SP015199/O-6

Claudio Gonçalo Longo
Accountant – CRC1SP065872/O-1

ERNST & YOUNG

Attachment to the Appraisal Report on Book Net Worth
GIPÓIA PARTICIPAÇÕES S/C LTDA.
C.N.P.J. 061.604.351/0001-04
(In Reais)

ASSETS	
Cash and banks	1,863.02
Short-term investments	69,904.40
Taxes recoverable	9,912.77
Other credits	0.08
Judicial deposits	405.54
Investments	289,848,632.49
Total assets	289,930,718.30
LIABILITIES	
Trade accounts payable	22,317.06
Dividends payable	0.04
Taxes and social contribution payable	14,256.21
Total liabilities	36,573.31
Net worth at June 30, 2002	**289,894,144.99**

Item 9

≡ꟿ ERNST & YOUNG

Condomínio São Luiz
Torre I - 6º andar
Av. Juscelino Kubitschek, 1830
04543-900- São Paulo - SP Brasil

Telefone: 3165-5200
Telefax: 3078-6840

OXITENO S.A. INDÚSTRIA E COMÉRCIO
C.N.P.J. 62.545.686/0001-53

APPRAISAL REPORT ON BOOK NET WORTH

1. OBJECTIVE

ERNST & YOUNG Auditores Independentes S.C., registered at with the Regional Accounting Council of the São Paulo State under N°. 2SP015199/O-6 and with the National Corporate Taxpayers' Register under C.N.P.J./M.F. N°. 61.366.936/0001-25, a civil partnership with principal place of business in the capital of the São Paulo State at Av. Presidente Juscelino Kubitschek, 1830 – Torre I, 5° / 6° andares, appointed as appraiser by the Management of Oxiteno S.A. Indústria e Comércio ("Company") to determine the value of book net worth at June 30, 2002 for the Company with its office in the capital of the São Paulo State at Avenida Brigadeiro Luís Antonio, 1343, registered with C.N.P.J./ M.F. N°. 62.545.686/0001-53, and bylaws filed with the Commercial Chamber of the São Paulo State under NIRE N^o, 35.300.025.211, to be used in case of merger of companies or equity to be submitted to the approval of Company shareholders, herein represented by its partner Mr. Claudio Gonçalo Longo, accountant, registered with the Regional Accounting Council of the São Paulo State under N°. 1SP065872/O-1, issues this appraisal report with a view to formalizing the results of its work, which is composed of two pages and one attachment, initialed or signed, and issued in six original counterparts.

2. METHODOLOGY AND CRITERION FOR APPRAISAL

The appraisal was carried out using the accounting methodology, i.e. based on the amounts in accounting records and in the Journal, Trial Balances, General Ledger and further applicable accounting elements of the Company and its direct and indirect investees as of June 30, 2002, in conformity with articles 183 and 184 of Law N°. 6404/76.

We tracked the trial accounting balances to the accounting records to the extent deemed necessary and discussed with Management the balance sheet preparation criteria, especially focusing on the main balance sheet accounts, to assure that the accounting procedures originating in Brazil's Corporation Law have been complied with.

ERNST & YOUNG

3. CONCLUSION

Accordingly, based on the amounts disclosed in the Attachment hereto, the undersigned appraiser concludes that the assets, rights and liabilities comprising the Company's net worth at June 30, 2002 amount to R$767,293,021.16 (seven hundred and sixty-seven million, two hundred and ninety-three thousand and twenty-one real and sixteen cents).

The appraiser hereby declares, for any purposes, that it does not have any business connection with the Company other than the services it provided for issuance of this appraisal report. The appraiser also declares not to have any conflict or pooling of interests, whether current or potential, with shareholders or partners or with any other company involved in the operation or in the operation to which this appraisal report is intended.

Also, the appraiser herein declares that shareholders or company management placed no limitations to the work carried out.

São Paulo, September 17, 2002

ERNST & YOUNG
Auditores Independentes S,C,
CRC2SP015199/O-6

Claudio Gonçalo Longo
Accountant – CRC1SP065872/O-1

ERNST & YOUNG

Attachment to the Appraisal Report on Book Net Worth
OXITENO S.A. – INDÚSTRIA E COMÉRCIO
C.N.P.J. 62.545.686/0001-53
(In Reais)

ASSETS	
Cash and banks	3,648,327.54
Short-term investments	141,966,512.12
Clients	30,339,963.04
Inventories	33,875,842.60
Taxes recoverable	9,735,242.29
Prepaid expenses	582,490.97
Other credits	1,284,339.90
Related parties	4,000.00
Judicial deposits	788,423.79
Deferred taxes and contributions	9,367,153.06
Other credits long term	493,615.71
Investments	545,936,679.31
Fixed assets	108,901,799.32
Deferred assets	3,046,493.26
Total assets	889,970,882.91

LIABILITES	
Financing	13,180,904.97
Trade accounts payable	11,906,720.68
Salaries and obligations payable	1,107,855.89
Provision for social charges	11,384,551.32
Dividends payable	193,486.78
Taxes and social contribution payable	575,556.09
Other liabilities	9,761,689.71
Financing long term	26,202,997.72
Related parties	5,812,235.74
Income tax and social contribution long term	29,278,672.38
Other liabilities long term	13,273,190.47
Total liabilities	122,677,861.75

Net worth at June 30, 2002	**767,293,021.16**

Item 10

ERNST & YOUNG

Condomínio São Luiz
Torre I - 6º andar
Av. Juscelino Kubitschek, 1830
04543-900- São Paulo - SP Brasil

Telefone: 3165-5200
Telefax: 3078-6840

ULTRAPAR PARTICIPAÇÕES S.A.
C.N.P.J. 33.256.439/0001-39

APPRAISAL REPORT ON NET WORTH MARKET VALUE

ERNST & YOUNG Auditores Independentes S.C., registered at the Regional Accounting Council of the São Paulo State under No. 2SP015199/O-6 and with the National Corporate Taxpayers' Register under C.N.P.J./M.F. No. 61.366.936/0001-25, a civil partnership with principal place of business in the capital of the São Paulo State at Av. Presidente Juscelino Kubitschek, 1830 – Torre I, 5° / 6° andares, appointed as appraiser by Management of Ultrapar Participações S.A. ("Company") to determine net worth market value at June 30, 2002 for the Company with its office in the capital of the São Paulo State at Avenida Brigadeiro Luis Antonio, 1343, registered with C.N.P.J./M.F. No. 33.256.439/0001-39, and bylaws filed with the Commercial Chamber of the São Paulo State under NIRE No. 35.300.109.724, to be used in future calculation of relations for share substitution purposes, herein represented by its partner Mr. Claudio Gonçalo Longo, accountant, registered with the Regional Accounting Council of the São Paulo State under No. 1SP065872/O-1, issues this appraisal report with a view to formalizing the results of this work, which is composed of four pages and one attachment, initialed or signed, and issued in six original counterparts.

1. OBJECTIVE OF APPRAISAL

Determination of net worth market value of the Company, for compliance with regulations applicable to calculation of share substitution relations provided for in article 264 of Law No. 6404, dated December 15, 1976 and article 4 of Law No. 10303, dated October 31, 2001.

2. METHODOLOGY AND CRITERION FOR APPRAISAL

2.1. APPRAISAL AT BOOK VALUE

The primary net worth base, presented in the attachment, under the column "Book balance at June 30, 2002", is the carrying amount of assets and liabilities of the Company at June 30, 2002.

2. METHODOLOGY AND CRITERION FOR APPRAISAL--Continued

2.1. APPRAISAL AT BOOK VALUE --CONTINUED

The carrying amounts of assets and liabilities presented were determined based on the criteria defined in articles 183, 184 and 227 of Law No. 6404, dated December 15, 1976 and Brazilian Securities Commission Instruction No. 319, of December 3, 1999 and were the subject matter of an appraisal report having the same date of the present report but not attached herein.

2.2. APPRAISAL AT MARKET VALUE

Appraisal at market value of the Company's net worth was based on the carrying amounts adjusted by applicable appreciation or devaluation of its assets and liabilities, as follows:

2.2.1. Investments

Investments of the Company were evaluated by the equity methodology applied to net worth of direct and indirect investees. Such net worth was determined at market value, following the criteria below:

a) Inventories

Inventories were appraised at average sales price in July 2002, net of sales taxes, and adjusted to present value, considering an average inventory turnover and a discount interest rate of 1.54% per month, related to the SELIC variation in July 2002.

b) Investments

Investments in subsidiaries and affiliated companies were appraised using the same criteria adopted by the Company for this.

Investments in other companies were appraised at market value considering quotations of shares of said companies on the São Paulo Stock Exchange by June 30, 2002.

2. **METHODOLOGY AND CRITERION FOR APPRAISAL** --Continued

   2.2. APPRAISAL AT MARKET VALUE -- CONTINUED

      2.2.1. Investments--Continued

         c) Property, plant and equipment

            Property, plant and equipment were appraised at market value at June 30, 2002, based on the Appraisal Report issued on September 16, 2002 by the company Approval Avaliações e Engenharia S/C Ltda., registered with the Regional Council of Engineering, Architecture and Agronomy under CREA No. 115.704-3. These assets were listed and described in the referred appraisal report which is maintained by the Company and made available to interested parties.

         d) Deferred charges

            For projects classified in deferred charges, average return terms were calculated based on discounted projected cash flow and discounted to present value at the rate of 12% p.a., which was considered adequate as compared to financing funding similar projects of gas distribution companies.

         e) Deferred income and social contribution taxes

            Deferred income and social contribution taxes were calculated at 34% on adjustments to market value of assets representing temporary differences.

         f) Other assets, rights and liabilities

            These items were appraised based on their carrying amount, in conformity with the accounting practices originating in Brazil's Corporation Law because, owing to the nature of such items, they are already carried for realizable or payable amounts.

2. METHODOLOGY AND CRITERION FOR APPRAISAL -- Continued

2.2. APPRAISAL AT MARKET VALUE --CONTINUED

2.2.2. Other assets and liabilities

These items were appraised based on their carrying amounts, in conformity with the accounting practices originating in Brazil's Corporation Law, because, owing to the nature of such items, they are already carried for realizable or payable amounts.

3. CONCLUSION

Based on balance sheet account balances at June 30, 2002, as mentioned in item 2.1 herein, the Company's book net worth amounts to R$866,383,673.32 (eight hundred sixty-six million, three hundred eighty-three thousand, six hundred seventy-three reais, thirty-two cents), which adjusted to market value of assets as mentioned in item 2.2 herein, results in market value of net worth of R$874,809,673.32 (eight hundred seventy-four million, eight hundred nine thousand, six hundred seventy-three reais and thirty-two cents), as presented in the attachment hereto.

The appraiser hereby declares, for any purposes, that it does not have any business connection with the Company other than the services it provided for issuance of this appraisal report. The appraiser also declares not to have any conflict or pooling of interests, whether current or potential, with shareholders or partners of the Company or with any other company involved in the operation or in the operation to which this appraisal report is intended.

Also, the appraiser herein declares that shareholders or company management placed no limitations to the work carried out.

São Paulo, September 17, 2002

ERNST & YOUNG
Auditores Independentes S.C.
CRC2SP015199/O-6

Claudio Gonçalo Longo
Accountant - CRC1SP065872/O-1

Attachment to the Appraisal Report on Net Worth
ULTRAPAR PARTICIPAÇÕES S.A.
C.N.P.J. 33.256.439/0001-39
(In Reais)

	Book balance at June 30,2002	**Appreciation of assets appraised at market value**	**Appraised market value at June 30, 2002**
ASSETS			
Cash and banks	81,846.36	-	81,846.36
Short-term investments	116,189,266.64	-	116,189,266.64
Taxes recoverable	15,424,190.24	-	15,424,190.24
Related parties	27,883,191.95	-	27,883,191.95
Deferred taxes and contributions	1,806,413.18	-	1,806,413.18
Investments	787,604,845.70	8,426,000.00	796,030,845.70
Total assets	948,989,754.07	8,426,000.00	957,415,754.07
LIABILITIES AND NET WORTH			
Trade accounts payable	309,426.38	-	309,426.38
Provision for social charges	152,929.74	-	152,929.74
Dividends payable	11,477.47	-	11,477.47
Related parties	77,224,710.12	-	77,224,710.12
Other liabilities	4,907,537.04	-	4,907,537.04
Total liabilities	82,606,080.75	-	82,606,080.75
Net worth at June 30, 2002	**866,383,673.32**	**8,426,000.00**	**874,809,673.32**

Item 11

Condomínio São Luiz
Torre I - 6º andar
Av. Juscelino Kubitschek, 1830
04543-900- São Paulo - SP Brasil

Telefone: 3165-5200
Telefax: 3078-6840

ERNST & YOUNG

GIPÓIA PARTICIPAÇÕES S/C LTDA.
C.N.P.J. 61.604.351/0001-04

APPRAISAL REPORT ON NET WORTH MARKET VALUE

ERNST & YOUNG Auditores Independentes S.C., registered at the Regional Accounting Council of the São Paulo State under No. 2SP015199/O-6 and with the National Corporate Taxpayers' Register under C.N.P.J./M.F. No. 61.366.936/0001-25, a civil partnership with principal place of business in the capital of the São Paulo State at Av. Presidente Juscelino Kubitschek, 1830 – Torre I, 5° / 6° andares, appointed as appraiser by Management of Gipóia Participações Ltda ("Company") to determine net worth market value at June 30, 2002 for the Company with its office in the capital of the São Paulo State at Avenida Brigadeiro Luis Antonio, 1343, registered with C.N.P.J./M.F. No. 61.604.351/0001-04, to be used in future calculation of relations for share substitution purposes, herein represented by its partner Mr. Claudio Gonçalo Longo, accountant, registered with the Regional Accounting Council of the São Paulo State under No. 1SP065872/O-1, issues this appraisal report with a view to formalizing the results of this work, which is composed of four pages and one attachment, initialed or signed, and issued in six original counterparts.

1. OBJECTIVE OF APPRAISAL

Determination of net worth market value of the Company, for compliance with regulations applicable to calculation of share substitution relations provided for in article 264 of Law No. 6404, dated December 15, 1976 and article 4 of Law No. 10303, dated October 31, 2001.

2. METHODOLOGY AND CRITERION FOR APPRAISAL

2.1. APPRAISAL AT BOOK VALUE

The primary net worth base, presented in the attachment, under the column "Book balance at June 30, 2002", is the carrying amount of assets and liabilities of the Company at June 30, 2002.

2. **METHODOLOGY AND CRITERION FOR APPRAISAL**--Continued

2.1. APPRAISAL AT BOOK VALUE --CONTINUED

The carrying amounts of assets and liabilities presented were determined based on the criteria defined in articles 183, 184 and 227 of Law No. 6404, dated December 15, 1976 and Brazilian Securities Commission Instruction No. 319, of December 3, 1999 and were the subject matter of an appraisal report having the same date of the present report but not attached herein.

2.2. APPRAISAL AT MARKET VALUE

Appraisal at market value of the Company's net worth was based on the carrying amounts adjusted by applicable appreciation or devaluation of its assets and liabilities, as follows:

2.2.1. **Investments**

Investments of the Company were evaluated by the equity methodology applied to net worth of direct and indirect investees. Such net worth was determined at market value, following the criteria below:

a)   Inventories

Inventories were appraised at average sales price in July 2002, net of sales taxes, and adjusted to present value, considering an average inventory turnover and a discount interest rate of 1.54% per month, related to the SELIC variation in July 2002.

b)   Investments

Investments in subsidiaries and affiliated companies were appraised using the same criteria adopted by the Company for this.

Investments in other companies were appraised at market value considering quotations of shares of said companies on the São Paulo Stock Exchange by June 30, 2002.

2. **METHODOLOGY AND CRITERION FOR APPRAISAL** --Continued

  2.2. APPRAISAL AT MARKET VALUE -- CONTINUED

   2.2.1. **Investments**--Continued

   c) Property, plant and equipment

   Property, plant and equipment were appraised at market value at June 30, 2002, based on the Appraisal Report issued on September 16, 2002 by the company Approval Avaliações e Engenharia S/C Ltda., registered with the Regional Council of Engineering, Architecture and Agronomy under CREA No. 115.704-3. These assets were listed and described in the referred appraisal report which is maintained by the Company and made available to interested parties.

   d) Deferred charges

   For projects classified in deferred charges, average return terms were calculated based on discounted projected cash flow and discounted to present value at the rate of 12% p.a., which was considered adequate as compared to financing funding similar projects of gas distribution companies.

   e) Deferred income and social contribution taxes

   Deferred income and social contribution taxes were calculated at 34% on adjustments to market value of assets representing temporary differences.

   f) Other assets, rights and liabilities

   These items were appraised based on their carrying amount, in conformity with the accounting practices originating in Brazil's Corporation Law because, owing to the nature of such items, they are already carried for realizable or payable amounts.

2. METHODOLOGY AND CRITERION FOR APPRAISAL -- Continued

2.2. APPRAISAL AT MARKET VALUE --CONTINUED

2.2.2. Other assets and liabilities

These items were appraised based on their carrying amounts, in conformity with the accounting practices originating in Brazil's Corporation Law, because, owing to the nature of such items, they are already carried for realizable or payable amounts.

3. CONCLUSION

Based on balance sheet account balances at June 30, 2002, as mentioned in item 2.1 herein, the Company's book net worth amounts to R$289,894,144.99 (two hundred and eighty-nine million, eight hundred and ninety-four thousand and hundred and forty-four real and ninety-nine cents), which adjusted to market value of assets as mentioned in item 2.2 herein, results in market value of net worth of R$288,409,144.99 (two hundred and eighty-eight million, four hundred nine thousand and hundred and forty-four real and ninety-nine cents), as presented in the attachment hereto.

The appraiser hereby declares, for any purposes, that it does not have any business connection with the Company other than the services it provided for issuance of this appraisal report. The appraiser also declares not to have any conflict or pooling of interests, whether current or potential, with shareholders or partners of the Company or with any other company involved in the operation or in the operation to which this appraisal report is intended.

Also, the appraiser herein declares that shareholders or company management placed no limitations to the work carried out.

São Paulo, September 17, 2002

ERNST & YOUNG
Auditores Independentes S.C.
CRC2SP015199/O-6

Claudio Gonçalo Longo
Accountant - CRC1SP065872/O-1

Attachment to the Appraisal Report on Net Worth
GIPÓIA PARTICIPAÇÕES S/C LTDA.
C.N.P.J. 61.604.351/0001-04
(In Reais)

	Book balance at June 30,2002	Appreciation of assets appraised at market value	Appraised market value at June 30, 2002
ASSETS			
Cash and banks	1,863.02	-	1,863.02
Short-term investments	69,904.40	-	69,904.40
Taxes recoverable	9,912.77	-	9,912.77
Other credits	0.08	-	0.08
Judicial deposits	405.54	-	405.54
Investments	289,848,632.49	(1,485,000.00)	288,363,632.49
Total assets	289,930,718.30	(1,485,000.00)	288,445,718.30
LIABILITIES			
Trade accounts payable	22,317.06	-	22,317.06
Dividends payable	0.04	-	0.04
Taxes and social contribution payable	14,256.21	-	14,256.21
Total liabilities	36,573.31	-	36,573.31
Net worth at June 30, 2002	**289,894,144.99**	**(1,485,000.00)**	**288,409,144.99**

Item 12

≡ ERNST & YOUNG

Condomínio São Luiz
Torre I - 6º andar
Av. Juscelino Kubitschek, 1830
04543-900- São Paulo - SP Brasil

Telefone: 3165-5200
Telefax: 3078-6840

OXITENO S.A. – INDÚSTRIA E COMÉRCIO
C.N.P.J. 62.545.686/0001-53

APPRAISAL REPORT ON NET WORTH MARKET VALUE

ERNST & YOUNG Auditores Independentes S.C., registered at the Regional Accounting Council of the São Paulo State under No. 2SP015199/O-6 and with the National Corporate Taxpayers' Register under C.N.P.J./M.F. No. 61.366.936/0001-25, a civil partnership with principal place of business in the capital of the São Paulo State at Av. Presidente Juscelino Kubitschek, 1830 – Torre I, 5° / 6° andares, appointed as appraiser by Management of Oxiteno S.A. Indústria e Comércio ("Company") to determine net worth market value at June 30, 2002 for the Company with its office in the capital of the São Paulo State at Avenida Brigadeiro Luis Antonio, 1343, registered with C.N.P.J./M.F. No. 62.545.686/0001-53, and bylaws filed with the Commercial Chamber of the São Paulo State under NIRE No. 35.300.025.211, to be used in future calculation of relations for share substitution purposes, herein represented by its partner Mr. Claudio Gonçalo Longo, accountant, registered with the Regional Accounting Council of the São Paulo State under No. 1SP065872/O-1, issues this appraisal report with a view to formalizing the results of this work, which is composed of four pages and one attachment, initialed or signed, and issued in six original counterparts.

1. OBJECTIVE OF APPRAISAL

Determination of net worth market value of the Company, for compliance with regulations applicable to calculation of share substitution relations provided for in article 264 of Law No. 6404, dated December 15, 1976 and article 4 of Law No. 10303, dated October 31, 2001.

2. METHODOLOGY AND CRITERION FOR APPRAISAL

2.1. APPRAISAL AT BOOK VALUE

The primary net worth base, presented in the attachment, under the column "Book balance at June 30, 2002", is the carrying amount of assets and liabilities of the Company at June 30, 2002.

1

2. METHODOLOGY AND CRITERION FOR APPRAISAL--Continued

2.1. APPRAISAL AT BOOK VALUE --CONTINUED

The carrying amounts of assets and liabilities presented were determined based on the criteria defined in articles 183, 184 and 227 of Law No. 6404, dated December 15, 1976 and Brazilian Securities Commission Instruction No. 319, of December 3, 1999 and were the subject matter of an appraisal report having the same date of the present report but not attached herein.

2.2. APPRAISAL AT MARKET VALUE

Appraisal at market value of the Company's net worth was based on the carrying amounts adjusted by applicable appreciation or devaluation of its assets and liabilities, as follows:

Inventories

Inventories were appraised at average sales price in July 2002, net of sales taxes, and adjusted to present value, considering an average inventory turnover and a discount interest rate of 1.54% per month, related to the SELIC variation in July 2002.

Investments

Investments of the Company were evaluated by the equity methodology applied to net worth of investees. Such net worth was determined at market value, following the same criteria adopted for the Company.

Investments in other companies were appraised at market value considering quotations of shares of said companies on the São Paulo Stock Exchange by June 30, 2002.

1

ERNST & YOUNG

2. **METHODOLOGY AND CRITERION FOR APPRAISAL**--Continued

2.2. APPRAISAL AT MARKET VALUE--CONTINUED

Property, plant and equipment

Property, plant and equipment were appraised at market value at June 30, 2002, based on the Appraisal Report issued on September 16, 2002 by the company Approval Avaliações e Engenharia S/C Ltda., registered with the Regional Council of Engineering, Architecture and Agronomy under CREA No. 115.704-3. These assets were listed and described in the referred appraisal report which is maintained by the Company and made available to interested parties.

Deferred income and social contribution taxes

Deferred income and social contribution taxes were calculated at 34% on adjustments to market value of assets representing temporary differences.

Other assets, rights and liabilities

These items were appraised based on their carrying amount, in conformity with the accounting practices originating in Brazil's Corporation Law because, owing to the nature of such items, they are already carried for realizable or payable amounts.

3. **CONCLUSION**

Based on balance sheet account balances at June 30, 2002, as mentioned in item 2.1 herein, the Company's book net worth amounts to R$767,293,021.16 (seven hundred and sixty-seven million, two hundred and ninety-three thousand and twenty-one real and sixteen cents) which adjusted to market value of assets as mentioned in item 2.2 herein, results in market value of net worth of R$762,366,021.16 (seven hundred and sixty-two million, three hundred and sixty-six thousand and twenty-one real and sixteen cents), as presented in the attachment hereto.

EII *ERNST & YOUNG*

The appraiser hereby declares, for any purposes, that it does not have any business connection with the Company other than the services it provided for issuance of this appraisal report. The appraiser also declares not to have any conflict or pooling of interests, whether current or potential, with shareholders or partners of the Company or with any other company involved in the operation or in the operation to which this appraisal report is intended.

Also, the appraiser herein declares that shareholders or company management placed no limitations to the work carried out.

São Paulo, September 17, 2002

ERNST & YOUNG
Auditores Independentes S.C.
CRC2SP015199/O-6

Claudio Gonçalo Longo
Accountant - CRC1SP065872/O-1

Attachment to the Appraisal Report on Net Worth
OXITENO S.A. – INDÚSTRIA E COMÉRCIO
C.N.P.J. 62.545.686/0001-53
(In reais)

	Book balance at June 30,2002	Appreciation of assets appraised at market value	Appraised market value at June 30, 2002
ASSETS			
Cash and banks	3,648,327.54	-	3,648,327.54
Short-term investments	141,966,512.12	-	141,966,512.12
Clients	30,339,963.04	-	30,339,963.04
Inventories	33,875,842.60	13,798,000.00	47,673,842.60
Taxes recoverable	9,735,242.29	-	9,735,242.29
Prepaid expenses	582,490.97	-	582,490.97
Other credits	1,284,339.90	-	1,284,339.90
Deferred taxes and contributions	9,367,153.06	-	9,367,153.06
Related parties	4,000.00	-	4,000.00
Judicial deposits	788,423.79	-	788,423.79
Other credits long term	493,615.71	-	493,615.71
Investments	545,936,679.31	(18,506,000.00)	527,430,679.31
Fixed assets	108,901,799.32	3,184,000.00	112,085,799.32
Deferred assets	3,046,493.26	-	3,046,493.26
Total assets	889,970,882.91	(1,524,000.00)	888,446,882.91
LIABILITES			
Financing	13,180,904.97	-	13,180,904.97
Trade accounts payable	11,906,720.68	-	11,906,720.68
Salaries and obligations payable	1,107,855.89	-	1,107,855.89
Provision for social charges	11,384,551.32	-	11,384,551.32
Dividends payable	193,486.78	-	193,486.78
Taxes and social contribution payable	575,556.09	3,403,000.00	3,978,556.09
Other liabilities	9,761,689.71	-	9,761,689.71
Financing long term	26,202,997.72	-	26,202,997.72
Related parties	5,812,235.74	-	5,812,235.74
Income tax and social contribution long term	29,278,672.38	-	29,278,672.38
Other liabilities long term	13,273,190.47	-	13,273,190.47
Total liabilities	122,677,861.75	3,403,000.00	126,080,861.75
Net worth at June 30, 2002	**767,293,021.16**	**(4,927,000.00)**	**762,366,021.16**

Item 13



Reorganization of Grupo Ultra

Valuation Results





October 14th, 2002

DISCLAIMER

❏ Banco Itaú S.A. ("Itaú") has been engaged by the management of Ultrapar Participações S.A to prepare valuations for Ultrapar Participações S.A. ("Ultrapar"), Oxiteno S.A. – Indústria e Comércio ("Oxiteno") and Gipóia Participações S/C Ltda ("Gipóia", and when mentioned together, the "Companies"), for the Reorganization intended by the Companies' management. The reorganization contemplates the issuance of Ultrapar shares in exchange for all outstanding shares of Oxiteno and the merging of Gipóia into Ultrapar, extinguishing Gipóia. The reorganization will be carried out pursuant to the Brazilian Corporate law, rules and accounting principles ("Reorganization").

❏ This document was prepared for the exclusive use of the Companies in connection with the intended Reorganization, not conferring the right to reproduce, transmit, disseminate or redistribute this document for any purpose, except to address the legal requirements of the Reorganization. The objective of this document is to present the results of the valuations for the Companies. This document does not represent a recommendation regarding any transaction related to any of the Companies or any other company that is part of Grupo Ultra.

❏ The valuations were prepared in accordance with information provided by the Companies' management, by consultants and obtained from other public sources.

❏ No other examination has been carried out by Itaú in order to verify or confirm the accuracy or veracity of the information provided by the Companies' management, by consultants or by any other public source of information used in the valuations.

❏ The analysis, projections, assumptions, forecasts and conclusions presented herein involve some degree of uncertainty that can significantly affect the results of the valuations presented in this document. There is no guarantee that any of the estimates or projections used herein will be effective. The actual future results eventually reported may be significantly different from those presented herein. The final results of the valuations can also be affected significantly by changes in market conditions.

DISCLAIMER

❑ Itaú declares that there is no material conflict of interest, either actual or potential, with the controlling or minority shareholders of the Companies and the other companies of the Grupo Ultra, their respective partners, or regarding the Reorganization.

❑ Banco Itaú S.A. declares that it maintains an usual business relationship and practices regular financial market transactions with Grupo Ultra, in addition to having been engaged to prepare the valuations for the Companies in the context of the Reorganization. Itaú declares further that it holds 185,185,000 preferred shares issued by Ultrapar, representing 0,35% of all Ultrapar shares.

❑ In accordance with the information provided by the Companies' management, Ernst & Young Auditores Independentes S/C ("Ernst & Young") has been engaged to carry out auditing procedures of the financial statements of the Companies, which have been considered in conformity with accounting principles prescribed by Brazilian corporate law. Ernst & Young was also responsible for preparing the required accounting reports pursuant to Brazilian corporate law.

❑ Itaú has engaged the law firm Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados to carry out the (i) analysis of potential future impacts and/or restrictions imposed by the most relevant financing and commercial agreements of the companies involved in Reorganization and their subsidiaries, and (ii) evaluation of the procedures and controls adopted by the Companies and their subsidiaries concerning civil, tax and environmental proceedings and claims. The analysis and evaluation were carried out with information and documents provided by the Companies' and their subsidiaries' management.

❑ The present document is a free translation of its original in Portuguese, prepared in accordance to Brazilian laws and regulations to comply with Brazilian legal requirements for the Reorganization. Accounting principles and standards herein are those applicable in Brazil ("Brazilian GAAP"). Investors resident and/or domiciled in any jurisdiction other than Brazil are individually responsible for observing and complying with any eventual specific requirements applicable in their own jurisdictions.

❑ This material is not intended as an offer or solicitation for purchase, sale or exchange of any financial instrument

Document Organization

Executive Summary

Oxiteno

Ultrapar

Gipóia

Exchange Ratio

Attachment I – Ultragaz

Attachment II – Tequimar and Transultra

Attachment III – Macroeconomic Assumptions

Attachment IV – Cost of Capital

Executive Summary

❑ This report presents the results of the Companies' valuations prepared using the discounted cash flow ("DCF") methodology for the purpose of the intended Reorganization.

❑ For the purposes of determining Ultrapar's economic values, valuations were made using the DCF analysis for those companies considered to be of major importance, namely: Ultragaz Participações S.A. ("Ultragaz"), Oxiteno, Terminal Químico de Aratú S/A ("Tequimar") e Transultra S/A ("Transultra"). Other relevant companies were evaluated on the basis of their adjusted stockholder's equity to current market prices (pursuant to Brazilian Corporate Law) as of June 30, 2002 financial statements, with the referred information being provided by the Companies' management.

❑ The DCF methodology was considered the most appropriate for the Companies' valuations as it is the most commonly used methodology in the financial markets and reflects future expectations of performance and not merely past perfomance.

❑ Forecasts were made, in nominal Reais, for the period 2003 to 2012, and then perpetuated from 2013 forward. The projected cash flows were converted to United States Dollar ("USD") and discounted at the discount rate obtained using the weighted average cost of capital ("WACC"), in USD, for each company. In the last section of this document, we describe the methodology used to calculate the WACC for the valuation of each company based on the DCF methodology.

❑ The forecasts were based on assumptions provided by the Companies' Management and by specialized consultants, notably Chem Systems, which provided Itaú with forecasted prices for ethylene, mono ethylene glycol ("MEG") and liquefied petroleum gas ("LPG"). The most significant assumptions used in the valuation process are described herein.

❑ Future tax or operational benefits that might arise from the present restructuring of the Grupo Ultra were not considered in the valuations.

Executive Summary

Valores em R$ milhões

❑ The final results of the valuations are shown in the simplified organization structure chart below:



EV = Enterprise Value.

ULTRA S/A	

99.8% V
99.8% T

GIPÓIA

EV	1,083.6
Net Debt	0.1
Equity Value	**1,083.7**

29.8% V
21.4% T

39.6% V
28.4% T

ULTRAPAR Participações S.A **Equity Value 2,507.5**

LPG Distribuition **Petrochemical 2nd generation**

100.0% V
100.0% T **Transport / Storage**

22.9% V   77.1% V
22.9% T   77.1% T

65.4% V
47.9% T

ULTRACARGO

ULTRAGAZ

EV	1,903.7
Net Debt	(281.4)
Equity Value	**1,622.3**

OXITENO S/A

EV	1,361.2
Net Debt	261.7
Investments	52.2
Equity Value	**1,675.1**

100.0% V   40.0% V
100.0% T   42.0% T

20.0% V
19.0% T

TRANSULTRA

EV	41.4
Net Debt	22.6
Equity Value	**64.0**

40.0% V
38.0% T

TEQUIMAR

EV	126.8
Net Debt	36.5
Equity Value	**163.3**

6

Executive Summary

❑ As a result of the valuations, the Exchange Ratios between Oxiteno's and Ultrapar's shares and between Ultrapar's shares and Gipóia's quotas were determined.

❑ The values obtained are shown below:

Ultrapar x Oxiteno
Exchange Ratio: **735.151**
(nº of Ultrapar shares for each Oxiteno's share)

Ultrapar x Gipóia
Exchange Ratio: **238,607.905**
(nº of Ultrapar shares for each Gipóia's quota)

Document Organization

Executive Summary

Oxiteno

Ultrapar

Gipóia

Exchange Ratio

Attachment I – Ultragaz

Attachment II – Tequimar and Transultra

Attachment III – Macroeconomic Assumptions

Attachment IV – Cost of Capital

Oxiteno

□ Oxiteno is a second generation petrochemical company, processing basic petrochemical products, supplied by the first generation companies: Braskem S/A ("Braskem"), Petroquímica União S/A ("PQU") e Companhia Petroquímica do Sul ("Copesul").

□ Oxiteno is the sole Brazilian producer of Ethylene Oxide, Ethylene Glycol, Ethanolamine, Glycol Ethers and Metil-Ethyl-Ketone. Oxiteno is also a leading producer of specialty chemicals. Oxiteno's plants are located in Camaçari (BA), Triunfo (RS), Tremembé (SP) and Mauá (SP).

□ Oxiteno's historical financial performance data are shown below:



Oxiteno
Sales by Product and Market

Final Product	% Sales Revenue
Specialty Cemicals	72%
MEG	28%
Market	**% Sales Revenue**
Brazil	68%
Exports	32%

Figures from 2001

Oxiteno

December 2001

General View of Business Structure



RAW MATERIAL

Ethylene — Copene PQU, 54% variable cost

Ethylene Oxide — Own Consumption

Other Inputs

PRODUCT USES

MEG
- PET bottles
- Polyester

Specialty Chemicals
- Cosmetics
- Detergents
- Agric. chemicals
- Paints and varnishes
- Functional Fluids
- Sundry

SALES

		Th. tons/year	R$ millions	% revenue
MEG	Domestic Market	84	109	13%
	Exports	125	125	15%
	Sub-total	**209**	**234**	**28%**
Specialty Chemicals	Domestic Market	173	457	55%
	Exports	64	142	17%
	Sub-total	**237**	**599**	**72%**
	TOTAL	**446**	**833**	**100%**

Principal Assumptions



Sales Revenue Breakdown

	Assumption	**Rationale**
Production Capacity	❑ Ethylene acquisition in the international market not feasible.	- Volatile product, complex logistics, expensive freight charges
	❑ Mono-ethylene glycol (MEG) - Maximum capacity = 413 th. tons/year	- Limited to 1.82 x ethylene supply capacity of Braskem and PQU.
	❑ Specialty chemicals - Maximum capacity = 561 th. tons/year	- Limited to 2.47 x ethylene supply capacity of Braskem and PQU.

Principal Assumptions



Sales Revenue Breakdown

Volume of Sales	**Assumption**

Assumption

❑ Domestic Market
- MEG: 5% growth per year
- Specialty chemicals : Growth = GDP

Rationale

- In line with consumption growth in mature markets (PET)
- In line with long- term growth of chemical products (Source: Abiquim)



Domestic Sales Market
(th. tons / year)

Year	MEG	Specialty Chemicals
2002	77.47	186.75
2003	81.34	191.79
2004	85.41	198.51
2005	89.68	205.45
2006	94.17	213.26
2007	98.87	221.79
2008	103.82	230.66
2009	109.01	239.89
2010	114.46	249.49
2011	120.18	259.46
2012	120.31	269.84

Principal Assumptions

OXITENO

Sales Revenue Breakdown

Volume of Sales

Assumption		Rationale
❑ Foreign Market		
- MEG		
- Mercosur:	Recovery to 2001 levels by 2004 (approximately 31 th tons)	- Recovery in Argentine market + re-export to Brazil
	From 2005 forward, growth of 5% per year	- In line with growth in domestic MEG demand.
	From 2009 forward, decreases gradually	- Due to capacity restrictions and redirection of mix
- Other Countries:	Decreases gradually as the volume increases in other markets.	- Redirection of mix due to capacity restrictions and because of finer margins compared to other lines.
- Specialty Chemicals		
- Mercosur:	Recovery to 2001 levels by 2005. (approximately 20 th. tons)	- Recovery in Argentine market
	From 2006 forward, growth of 4% per year	- Correlation with Argentine GDP
- Other countries:	Growth of 3.5%per year	- Estimate World GDP growth rate

Exports MEG

(th.tons / year)



87.96
89.46
75.19
62.30
48.41
33.75
36.10
37.91
25.61
10.20
0
18.00
27.00
29.70
31.19
32.74
34.38
18.45
2.48
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Mercosur
Other Countries

Exports Specialty Chemicals

(th. tons / year)



47.27
48.92
50.63
52.41
54.24
56.14
58.10
60.14
62.24
64.42
66.68
14.60
17.52
19.27
20.24
21.25
22.10
22.98
23.90
24.86
25.85
26.88
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Mercosur
Other Countries

13

Principal Assumptions



Sales Revenue Breakdown

Assumption		Rationale
Prices	❑ Domestic Market	
	- MEG: US$ Gulf Coast Prices + historical margin	- Forecasts provided by Chemsystems
	- Specialty Chemicals : Price fluctuation = 10% MEG price fluctuation	- In line with petrochemical cycles, but with less volatility.

Ethylene Price Forecasts

USD/ ton

1,000
900
800
700
600
500
400
300
200

1995   1997   1999   2001   2003   2005   2007   2009   2011

—— USGC MID   —— WE MID   —— USGC HIGH   —— WE HIGH

Source: Chemsystems

Principal Assumptions



Sales Revenue Breakdown

Assumption   **Rationale**

- **Prices**

  ❑ External Market

    - Price forecasts for the external market tied to Brazilian prices,

     adjusted by price differences for each specific market.

    - MEG

- Mercosur	Domestic market MEG prices plus/less price difference	- Historical prices, last 5 years
- Other Countries	Domestic market MEG prices plus/less price difference	- Historical prices, last 5 years

  - Specialty Chemicals

- Mercosur	Domestic market specialty chemical prices plus/less price difference	- Historical prices, last 5 years
- Other Countries	Domestic market specialty chemical prices plus/less price difference	- Historical prices, last 5 years

Principal Assumptions



Costs

	Assumption		**Rationale**

Fixed

❑ R$ 39 MM (excluding depreciation), unchanged in real terms.

- Figures for 1H02, largely payroll

Variable

❑ Ethylene
- Volume   Maximum supply = 227 th. tons

- Price   Forecast provided by Chemsystems + margin

❑ Others
- Prices linked to US$,   unchanged in real terms
- Prices linked to R$,   unchanged in real terms

- Supply agreement with Braskem for 197 th tons / year until 2012, remainder from PQU.
- Historical value, figures 1H02

- Historical values / ton
- Historical values / ton



Costs

(R$millions)

Year	Fixed	Variable
2002	74	517
2003	78	713
2004	82	788
2005	86	745
2006	89	726
2007	93	714
2008	97	741
2009	101	815
2010	105	895
2011	109	1029
2012	114	985

■ Variable Costs   ■ Fixed Costs

16

Principal Assumptions



Expenses

	Assumption	**Rationale**
Fixed	❑ Administrative expenses = R$ 58,4 million in 2002, unchanged in real terms.	- Historical values
Variable	❑ Domestic Market 2002 = R$ 65 / ton (sales), unchanged in real terms	- Historical values
	❑ External Market 2002 = US$ 75 / ton (sales), unchanged in real terms	- Historical values



Expenses

(R$ millions)

Principal Assumptions



OXITENO

Investments

	Assumption	Rationale
Permanent Assets	❑ Maintenance = US$ 25 mm / year, figures for 2002, unchanged in real terms.	- Depreciation replacement + capacity increase (specialty chemicals)

Taxes

	Assumption	Rationale
Inc. Tax/Soc. Contrib.	❑ Camaçari Income: Tax exemption until 2006, 19% in 2007 and 2012, 22% from 2009 until 2013 ❑ Social Contribution 9% annually	- Sudene* tax benefits

*Superintendência do Desenvolvimento do Nordeste
Government agency for the northeast development

Oxiteno: Cash Flow



R$ million

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
NET REVENUE	**882.8**	**1194.0**	**1383.3**	**1316.1**	**1272.2**	**1269.5**	**1336.4**	**1478.5**	**1655.3**	**1876.0**	**1817.9**
Growth	6.1%	35.3%	15.9%	-4.9%	-3.3%	-0.2%	5.3%	10.6%	12.0%	13.3%	-3.1%
DIRECT COSTS	**(590.5)**	**(789.2)**	**(868.3)**	**(828.9)**	**(812.9)**	**(804.4)**	**(835.6)**	**(913.1)**	**(997.4)**	**(1134.7)**	**(1095.1)**
VARIABLE	(516.7)	(710.8)	(785.9)	(743.0)	(723.5)	(711.3)	(738.7)	(812.3)	(892.4)	(1025.4)	(981.3)
FIXED	(73.8)	(78.5)	(82.5)	(85.9)	(89.4)	(93.1)	(96.9)	(100.8)	(105.0)	(109.3)	(113.8)
GROSS MARGIN	33.1%	33.9%	37.2%	37.0%	36.1%	36.6%	37.5%	38.2%	39.7%	39.5%	39.8%
OPERATING EXPENSES	**(123.7)**	**(139.7)**	**(145.5)**	**(150.0)**	**(154.5)**	**(158.9)**	**(163.4)**	**(167.8)**	**(172.3)**	**(176.7)**	**(182.5)**
VARIABLE	(65,3)	(77,6)	(80,3)	(82,1)	(83,8)	(85,3)	(86,7)	(88,1)	(89,2)	(90,2)	(92,5)
FIXED	(58.4)	(62.1)	(65.2)	(67.9)	(70.7)	(73.6)	(76.6)	(79.8)	(83.0)	(86.4)	(90.0)
EBITDA	**168.5**	**265.1**	**369.4**	**337.2**	**304.8**	**306.2**	**337.4**	**397.6**	**485.7**	**564.7**	**540.3**
EBITDA MARGIN	19.1%	22.2%	26.7%	25.6%	24.0%	24.1%	25.2%	26.9%	29.3%	30.1%	29.7%
DEPRECIATION AND AMORTIZATION	**35.3**	**40.5**	**45.9**	**51.6**	**57.4**	**63.5**	**69.9**	**76.5**	**83.4**	**90.6**	**98.1**
EBIT	**133.2**	**224.6**	**323.5**	**285.7**	**247.4**	**242.7**	**267.5**	**321.0**	**402.3**	**474.0**	**442.2**
EBIT MARGIN	15.1%	18.8%	23.4%	21.7%	19.4%	19.1%	20.0%	21.7%	24.3%	25.3%	24.3%
TAXES	**(14.6)**	**(24.7)**	**(35.6)**	**(31.4)**	**(27.2)**	**(69.6)**	**(76.7)**	**(100.6)**	**(126.0)**	**(148.5)**	**(138.5)**
INCOME TAX	(2.7)	(4.5)	(6.5)	(5.7)	(4.9)	(47.7)	(52.6)	(71.7)	(89.8)	(105.9)	(98.7)
SOCIAL CONTRIBUTION	(12.0)	(20.2)	(29.1)	(25.7)	(22.3)	(21.8)	(24.1)	(28.9)	(36.2)	(42.7)	(39.8)
Effective Inc Tax/Soc. Contrib. rate	**-11.0%**	**-11.0%**	**-11.0%**	**-11.0%**	**-11.0%**	**-28.7%**	**-28.7%**	**-31.3%**	**-31.3%**	**-31.3%**	**-31.3%**
INVESTMENTS	**(72.3)**	**(112.8)**	**(102.9)**	**(77.0)**	**(83.1)**	**(91.4)**	**(103.1)**	**(115.6)**	**(123.6)**	**(132.9)**	**(105.5)**
PROPERTY, PLANT AND EQUIPMENT	(69.2)	(77.4)	(81.3)	(84.6)	(88.1)	(91.7)	(95.5)	(99.4)	(103.5)	(107.7)	(112.1)
WORKING CAPITAL	(3.2)	(35.5)	(21.6)	7.7	5.0	0.3	(7.6)	(16.2)	(20.1)	(25.1)	6.6
FREE CASHFLOW R$ millions	**81.5**	**127.5**	**231.0**	**228.8**	**194.5**	**145.2**	**157.6**	**181.4**	**236.1**	**283.3**	**296.2**
Average Foreign Exchange Rate (R$ / US$)	2.78	3.22	3.32	3.39	3.46	3.53	3.60	3.67	3.75	3.83	3.91
FREE CASHFLOW (US$ millions)	**29.3**	**39.6**	**69.6**	**67.6**	**56.3**	**41.2**	**43.8**	**49.4**	**63.0**	**74.0**	**75.9**

Valuation Oxiteno

Discount rate

- Percentage of Debt (D/D+E)   34.0%

- Tax Rate (T)   34.0%

- Cost of Debt (Kd)   15.0%

- Percentage of Equity (E/D+E)   66.0%

- Cost of Equity (Ke)   17.2%
  - Ke = Risk Free Rate + Sovereign Risk + Beta x Market Risk
  - Ke =   4%   + 9,0%   + 0,70 x   6,1%

$$WACC = \frac{D}{D+E}(1-T)K_d + \frac{E}{D+E}K_e$$

WACC 14.7%

- **Perpetuity**

  - Perpetuity growth of 3.5% per year from 2013 forward

NPV CashFlow 2003/2012 =   R$ 899.5 MM (+)

NPV Perpetuity   =   R$ 461.7 MM (+)

Enterprise Value (EV) =   **R$ 1,361.2 MM (=)**

Net Cash   =   R$ 261.7 MM (+)

Equity Value =   R$ 1,622.9 MM

Investments in Tequimar, Norquisa and PQU not included

Oxiteno's Value



❑ The final value for Oxiteno was calculated adding the value of its own business to the value of the stakes in Tequimar, Norquisa and PQU as shown below:

Calculation of Oxiteno's Value

	Enterprise Value		Net Debt			Equity Value		Stakes held by Oxiteno		Oxiteno's Share in the Equity Value
	R$ MM		R$ MM			R$ MM		%		R$ MM
Oxiteno	1,361.2	-	(261.7)	=		1,622.9	x	100.0%	=	1,622.9
Tequimar	126.8	-	(36.5)	=		163.3	x	19.0%	=	31.0
Norquisa (Stockholders' equity evaluated at market prices)						109.6	x	8.7%	=	9.5
PQU (Stockholders' equity evaluated at market prices)						616.8	x	1.9%	=	11.7

Equity Value Oxiteno = 1,675.1
(including investments)

21

Document Organization

Executive Summary

Oxiteno

Ultrapar

Gipóia

Exchange Ratio

Attachment I – Ultragaz

Attachment II – Tequimar and Transultra

Attachment III – Macroeconomic Assumptions

Attachment IV – Cost of Capital

Ultrapar

❑ Ultrapar is a holding company, the most significant investments of which are in Ultragaz, Oxiteno and Ultracargo, as shown in the organization structure chart, presented at outset of this document.

❑ Ultrapar's value was obtained by adding the values of its investments in proportion to the stakes it holds in each company. The valuations for Ultrapar, Ultragaz, Tequimar, Transultra and Oxiteno were based on the DCF method. The valuation results for Ultragaz, Tequimar e Transultra are shown in attachments I e II. Investments in Imaven Imóveis e Agropecuária Ltda ("Imaven") were valued on the basis of their Stockholder's Equity as shown below:

Calculation of Ultrapar's Value

	Enterprise Value		Net Debt		Equity Value Base Scenario		Stakes held by Ultrapar		Ultrapar's Stakes in the Equity Value
	R$ MM		R$ MM		R$ MM		%		R$ MM
Oxiteno (includes investments)					1,675.1	x	47.9%	=	802.4
Ultragaz	1,903.7	-	281.4	=	1,622.3	x	77.1%	=	1,250.8
Transultra (investments not included)	41.4	-	(22.6)	=	64.0	x	100.0%	=	64.0
Tequimar (investments not included)	126.8	-	(36.5)	=	163.3	x	80.0%	=	130.6
Imaven (Real Estate, Stockholder's Equity)					39.5	x	100.0%	=	39.5
Ultrapar			(220.2)						220.2

Equity Value Ultrapar = 2,507.5

Document Organization

Executive Summary

Oxiteno

Ultrapar

Gipóia

Exchange Ratio

Attachment I – Ultragaz

Attachment II – Tequimar and Transultra

Attachment III – Macroeconomic Assumptions

Attachment IV – Cost of Capital

Gipóia

❑ Gipóia is a holding company, the assets of which consist solely of investments in Ultrapar and Ultragaz.

❑ Gipóia's value was obtained by adding the economic values of its investments in Ultragaz and Ultrapar proportional to the stakes held in these companies. The values for Ultragaz and Ultrapar are calculated on the basis of the valuations obtained using the DCF method. The result is shown below:

Calculation of Gipóia's Value

	Enterprise Value		Net Debt		Equity Value		Stakes held by Gipóia		Gipóia's stake in the Equity Value
	R$ MM		R$ MM		R$ MM		%		R$ MM
Ultrapar					2,507.5	x	28.4%	=	712.1
Ultragaz	1,903.7	-	281.4	=	1,622.2	x	22.9%	=	371.5
Gipóia			0.10						0.10

Equity Value Gipóia = 1,083.7

Document Organization

Executive Summary

Oxiteno

Ultrapar

Gipóia

Exchange Ratio

Attachment I – Ultragaz

Attachment II – Tequimar and Transultra

Attachment III – Macroeconomic Assumptions

Attachment IV – Cost of Capital

Exchange Ratio: Ultrapar x Oxiteno

Equity Value Oxiteno **(including investments)**	=	**R$ 1,675.1 millions**
Outstanding nº of shares	=	**48,159,383**

 **Oxiteno**
(R$/Share) = **34.78**

Equity Value Ultrapar	=	**R$ 2,507.5 millions**
Outstanding nº of shares	=	**53,000,000,000**

 **Ultrapar**
(R$/1000 shares) = **47.31**

Exchange Ratio: **735.151**

(nº of Ultrapar shares for each Oxiteno's share)

Exchange Ratio : Ultrapar x Gipóia

Equity Value Gipóia	= R$ 1,083.7 millions
Outstanding nº of quotas	= 96,000
Gipóia (R$/quota)	= 11,288.54

Equity Value Ultrapar	= R$ 2,507.5 millions
Outstanding nº of shares	= 53,000,000,000
 **Ultrapar** (R$/1000 shares)	= 47.31

Exchange Ratio:
(nº of Ultrapar shares for each Gipóia's quota)

238,607.905

Document Organization

Executive Summary

Oxiteno

Ultrapar

Gipóia

Exchange Ratio

Attachment I – Ultragaz

Attachment II – Tequimar and Transultra

Attachment III – Macroeconomic Assumptions

Attachment IV – Cost of Capital

Ultragaz

General View

❑ Ultragaz is one of the leading companies in LPG distribution in Brazil, operating in the residential, commercial and industrial sectors.

❑ Ultragaz has 17 filling plants, 56 retail stores and 2,700 independent dealers and carried an inventory of 16.4 million 13 Kg cylinders.

❑ Ultragaz has a market share of approximately 19% of the distribution of Brazilian LPG with a sales volume of 1.35 million tons in 2001.

❑ Historical performance data for Ultragaz is shown below:



R$ millions

EBITDA Margin

Net Sales Revenue ■ EBITDA ■ Net Profit

Ultragaz
Sales Volume (2001)



■ Residential ■ Non Residential

30

Ultragaz

December 2001

General View of the Business Structure



Ultragaz
Raw Material
Market
Distribution
Volume
Sales
th ton
%
R$ millions
%
RESIDENTIAL
71% volume
Botijões 13Kg
Retailers
Door to door
Own stores
826
61%
836
61%
LPG
Petrobrás
NON RESIDENTIAL
29% volume
Cylinders 20, 45, 90kg
Commercial Customers
Small Bulk
UltraSystem (trucks)
Large Bulk
Tanker Trucks
Small Bulk
Large Bulk
520
39%
533
39%
Total
1346
100%
1381
100%

31

Principal Assumptions

Sales Revenue Breakdown

	Assumption	Rationale
Prices	❑ Price = Petrobras LPG Price + taxes + margin - Demand has low price elasticity Price rise of 68% in 1H02 resulted in a reduction in demand of only 6%	- Petrobras LPG Prices = forecast provided by Chem Systems

Principal Assumptions

Sales Revenue Breakdown

Sales Volumes

Assumption

❑ Residential (volume = total market x market share)

- Volume decreases 6% in 2002 in line with the market
- Beginning 2003, volume increases due to 2 main factors:
  - 1) market growth linked to expansion in number of households (1.5% p.a.).
  - 2) increase of market share from 16.9% in 2001 to 18.0% in 2004, stabilizing thereafter.

Non-Residential

- Small Bulk (Ultrasystem):
  - increases 22% in 2002. From 2003 forward grows but at decreasing rates reaching 5.2% in 2007. From 2008 forward, in line with GDP
- Large Bulk:
  - decreases significantly in 2002
  - from 2003 forward, stabilizes

Rationale

- Decrease in demand due to sharp price increase.

- Demand of 1 new 13 kg cylinder for each new home.

- Maturity of new distribution points and aggressive marketing.

- Most promising market segment, but has been showing decreasing growth rates (2000 = 26%; 2001 = 22%).
- Market assumed t be mature by 2008.

- Competition with natural gas.
- Has already lost principal industries close to natural gas pipelines.

Sales Volumes
(th. tons / year)



	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Residential	780.6	815.6	851.5	864.3	877.2	890.4	903.7	917.3	931.1	945.0	959.2
Non-residential	527.1	585.7	636.8	679.9	715.2	742.3	765.1	788.8	813.5	839.1	865.8

Principal Assumptions



Gross Profit

Sales price less LPG acquisition costs

Assumption

❑ From 2003 to 2006, margin adjusted below inflation reaching in 2006 the same level of 2001 in real terms.

- From 2007 forward, margin of 2006, unchanged in real terms (IPCA)

Rationale

- 2002 was an atypical year, with strong margin increases which are not considered sustainable.

- Historically, margin has remained unchanged in real terms.



Gross Profit
(R$ / ton)

2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
465	484	501	518	533	558	583	609	636	665	695

Principal Assumptions

Expenses

Assumptions	**Rationale**

Freight
- ❑ Proportional to sales, at 2001 values.

- Historical value

Labor
- ❑ The same number of employees as 2001.
- ❑ The same payroll expenditure and benefits as 2001, in real terms.

- There are no plans to build new distribution points
- Wage adjustments in line with inflation

Other Expenses
- ❑ Fixed (telecommunications / electricity / water / outsourcing)
  - At 2001 values, unchanged in real terms
- ❑ Variable (truck fleet / production systems / maintenance)
  - At 2001 values, unchanged in real terms
- ❑ Cost savings of R$ 6.2 mm in 2003 and R$ 6.2 mm in 2004.

- Implementation of expenditures control system (Matrix Budget), implementation of new Management information system and rationalization of filling plants.



Expenses

(R$millions)

2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
369	408	431	457	482	506	531	557	584	613	644

Principal Assumptions

Investments

Permanent Assets

Assumption		Rationale
❑ Maintenance		
- General Maintenance	At 2001 values, unchanged in real terms	- Historical Value
- Cylinders	In accordance with forecasts for cylinders discarded as scrap metal in 2002 and 2003. From 2004 forward, unchanged in real terms.	- Reposition of cylinders discarded as scrap metal
- Truck Fleet	Historical value unchanged in real terms	
- IT	In accordance with forecats for 2002 and 2003 From 2004 forward, unchanged in real terms	- Implementation of management system (ending in 2003); from 2004 forward, only costs of maintaining the systems.
❑ Expansion		
- Ultrasystem	In accordance with investment forecasts for each additional ton sold	
- New markets	Equipment renewal for some filling plants in 2003 (management forecast). From 2004 forward, no investments.	- 2003: modernization of filling plants
- Cylinder	Until 2005, no new investments From 2006 forward: average historical price per cylinder, unchanged in real terms.	- Growth tied to of sales to residential segment sales

Taxes

Inc. Tax/Soc. Contrib.

Assumption	Rationale
❑ Average rate of 31.8%	- Sudene* tax benefits at Bahiana Distribuidora

*Superintendência do Desenvolvimento do Nordeste
Government agency for the northeast development

Ultragaz: Cash Flow

R$ millions

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
NET REVENUE	**1,794.4**	**2,137.6**	**2,369.0**	**2,537.8**	**2,707.7**	**2,885.2**	**3,063.1**	**3,252.2**	**3,453.1**	**3,700.8**	**3,966.9**
Growth		19.1%	10.8%	7.1%	6.7%	6.6%	6.2%	6.2%	6.2%	7.2%	7.2%
LPG COST	**(1,186.4)**	**(1,459.6)**	**(1,623.4)**	**(1,738.5)**	**(1,858.7)**	**(1,974.7)**	**(2,090.6)**	**(2,213.3)**	**(2,343.2)**	**(2,514.7)**	**(2,699.2)**
GROSS PROFIT	**608.1**	**678.0**	**745.6**	**799.3**	**849.0**	**910.6**	**972.5**	**1,038.9**	**1,109.9**	**1,186.1**	**1,267.7**
OPERATING EXPENSES	**(369.6)**	**(408.3)**	**(431.2)**	**(457.4)**	**(481.3)**	**(505.5)**	**(530.5)**	**(556.7)**	**(584.3)**	**(613.5)**	**(644.2)**
EBITDA Ultragaz	238.5	269.7	314.4	341.9	367.6	405.0	442.1	482.2	525.6	572.6	623.5
EBITDA Ultragaz Consolidated	**251.1**	**283.1**	**328.4**	**356.6**	**383.0**	**421.0**	**458.7**	**499.5**	**543.6**	**591.4**	**643.0**
EBITDA Margin	14.0%	13.2%	13.9%	14.1%	14.1%	14.6%	15.0%	15.4%	15.7%	16.0%	16.2%
MINORITY INTERESTS	**(5.6)**	**(5.9)**	**(6.2)**	**(6.5)**	**(6.7)**	**(7.0)**	**(7.3)**	**(7.6)**	**(7.9)**	**(8.2)**	**(8.6)**
DEPRECIATION AND AMORTIZATION	**73.7**	**81.2**	**90.9**	**97.4**	**97.6**	**80.2**	**83.2**	**80.4**	**89.7**	**85.7**	**85.2**
EBIT	**171.8**	**196.0**	**231.4**	**252.8**	**278.6**	**333.8**	**368.2**	**411.4**	**446.0**	**497.4**	**549.2**
EBIT Margin	9.6%	9.2%	9.8%	10.0%	10.3%	11.6%	12.0%	12.7%	12.9%	13.4%	13.8%
(-) TAX	(51.5)	(58.1)	(73.0)	(80.0)	(88.2)	(105.6)	(119.0)	(135.3)	(146.6)	(163.6)	(180.6)
(+) DEPRECIATION	73.7	81.2	90.9	97.4	97.6	80.2	83.2	80.4	89.7	85.7	85.2
(-) CAPEX	(94.8)	(103.5)	(86.9)	(82.1)	(76.1)	(79.7)	(78.2)	(83.0)	(88.1)	(93.5)	(99.3)
(-) WORKING CAPITAL	(35.8)	(22.8)	(15.0)	(11.1)	(11.0)	(11.9)	(12.0)	(12.7)	(13.6)	(16.2)	(17.4)
UNLEVERAGED CASHFLOW (R$ million)	**63.5**	**92.8**	**147.3**	**177.0**	**200.9**	**216.8**	**242.2**	**260.8**	**287.4**	**309.8**	**337.1**
Average Foreign Exchange Rate (R$/US$)	2.78	3.22	3.32	3.39	3.46	3.53	3.60	3.67	3.75	3.83	3.91
UNLEVERAGED CASHFLOW (USD millions)	**22.8**	**28.8**	**44.4**	**52.3**	**58.1**	**61.5**	**67.3**	**71.0**	**76.6**	**81.0**	**86.3**

Valuation Ultragaz

ULTRAGAZ

Discount Rate

- Percentage of Debt (D/D+E)   60.0%

- Marginal Tax Rate (T)   34.0%

- Annual Cost of Debt (Kd)   15.0%

- Percentage of Equity (E/D+E)   40.0%

- Cost of Equity (Ke)   17.9%
  - Ke = Risk Free Rate + Sovereign Risk + Beta x Market Risk

    Ke =   4%   +   9.0%   + 0.82 x   6.1%

$$WACC = \frac{D}{D+E} \; (1 - T) \; K_d + \frac{E}{D+E} \; K_e$$

**WACC
13.1%**

- **Perpetuity**

  - Perpetuity growth of 4.5% per year from 2013 forward

NPV CashFlow 2003/2012 =   **R$ 954.1 MM (+)**

NPV Perpetuity =   R$ 949.6 MM (+)

Enterprise Value (EV) =   **R$ 1,903.7 MM (=)**

Net Debt   =   R$ 281.4 MM (-)

Equity Value =   R$ 1,622.3 MM

Document Organization

Executive Summary

Oxiteno

Ultrapar

Gipóia

Exchange Ratio

Attachment I – Ultragaz

Attachment II – Tequimar and Transultra

Attachment III – Macroeconomic Assumptions

Attachment IV – Cost of Capital

Transultra e Tequimar

❑ Ultracargo is a company which provides transport and storage services for the chemical, petrochemicals and LPG industries through its subsidiaries Transultra and Tequimar.

❑ Using a fleet of tanker trucks, Transultra provides services for the chemical, LPG distribution industries and the petrochemical industry.

❑ Tequimar provides storage services to companies in the North-East Petrochemical Complex as well as operating storage installations for chemical and petrochemical products at other port terminals.

❑ Ultracargo's principal historical performance data is shown below:

ULTRACARGO
R$ millions



TEQUIMAR E TRANSULTRA
R$ millions



40

Transultra

Sales Revenue

Assumption	Rationale
◆ **Carried Kilometers** ❑ Own Fleet: Growing with GDP in real terms of kilometers	- Follows general economic growth, given dominance of road transport
❑ 3rd parties Fleet: growing with GDP in real terms of kilometers	- Follows general economic, given dominance of road transport
◆ **Freight Charge** ❑ Average charge (3rd parties and own) follows IGP-M	- Unchanged in real terms

Gross Profit

Assumption	Rationale
◆ **Gross Margin** ❑ Gross Margin unchanged at 40%	- Historical Margin from 1999 to 2001

Expenses

Assumption	Rationale
◆ **Operating Expenses** ❑ 2001 figures + growth of 3% in administrative expenses	- According to expectancy of increase in labor force

Transultra

ULTRA*CARGO*

Investments

	Assumption	**Rationale**
Strategic Investments	❑ Expansion: Figure from 2001 forward unchanged in real terms (IGP-M)	- Expansion: Trucks aquisition
Information Technology	❑ No new investments	- Conclusion of implementation of Management's Info system
Maintenance	❑ Figure from 2001 forward unchanged in real terms (IGP-M)	- Expenses with trucks and equipment maintenance

Depreciation

	Assumption	**Rationale**
Existing property, plant and equipment	❑ Depreciation period of 5,5 years (rate at 18,5% per year)	- Average rate as of 1H02 Financial Statemens
New property, plant and equipment	❑ Depreciation period of 5 years (rate at 20,0% per year)	- Average rate as of 1H02 Financial Statemens

Taxes

	Assumption	**Rationale**
Inc. Tax/Soc. Contrib.	❑ Rate at 34%	- There are no tax benefits for Transultra

42

Transultra: Cash Flow



R$ millions

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
NET REVENUE	**68.8**	**75.1**	**81.7**	**88.1**	**95.1**	**103.0**	**111.5**	**120.7**	**130.7**	**141.5**	**153.2**
Growth		**9.2%**	**8.8%**	**7.7%**	**8.1%**	**8.3%**	**8.3%**	**8.3%**	**8.3%**	**8.3%**	**8.3%**
(-) Costs (Depreciation not included)	(43.0)	(45.1)	(49.0)	(52.8)	(57.1)	(61.8)	(66.9)	(72.4)	(78.4)	(84.9)	(91.9)
(=) GROSS PROFIT	**25.8**	**30.1**	**32.7**	**35.2**	**38.1**	**41.2**	**44.6**	**48.3**	**52.3**	**56.6**	**61.3**
(-) OPERATING EXPENSES (depreciation not included)	(19.0)	(20.8)	(22.5)	(24.1)	(25.8)	(27.7)	(29.7)	(31.8)	(34.1)	(36.6)	(39.2)
(=) EBITDA	**6.8**	**9.3**	**10.2**	**11.1**	**12.2**	**13.5**	**14.9**	**16.5**	**18.2**	**20.0**	**22.1**
(-) DEPRECIATION	**(5.1)**	**(5.8)**	**(3.9)**	**(5.1)**	**(6.4)**	**(6.3)**	**(6.5)**	**(6.8)**	**(7.0)**	**(7.3)**	**(7.5)**
(=) EBIT	**1.7**	**3.4**	**6.3**	**6.0**	**5.9**	**7.2**	**8.4**	**9.7**	**11.1**	**12.7**	**14.6**
(-) Taxes (34%)	(0.6)	(1.2)	(2.1)	(2.0)	(2.0)	(2.5)	(2.9)	(3.3)	(3.8)	(4.3)	(5.0)
(+) Tax breaks benefits	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
(+) Depreciation	5.1	5.8	3.9	5.1	6.4	6.3	6.5	6.8	7.0	7.3	7.5
(-) Property. Plant and Equipment Invesments	(5.2)	(5.5)	(5.8)	(6.0)	(6.3)	(6.5)	(6.8)	(7.1)	(7.4)	(7.7)	(8.0)
(-) Working Capital Investments	0.7	(0.2)	(0.2)	(0.2)	(0.3)	(0.3)	(0.3)	(0.3)	(0.4)	(0.4)	(0.4)
UNLEVERAGED CASHOFLOW IN R$ MILLIONS	**1.8**	**2.4**	**2.0**	**2.8**	**3.7**	**4.2**	**5.0**	**5.8**	**6.7**	**7.7**	**8.7**
Average Foreign Exchange Rate (R$ / US$)	2.78	3.23	3.33	3.40	3.47	3.54	3.62	3.69	3.77	3.84	3.92
UNLEVERAGED CASHOFLOW IN US$ MILLIONS	**0.6**	**0.7**	**0.6**	**0.8**	**1.1**	**1.2**	**1.4**	**1.6**	**1.8**	**2.0**	**2.2**

Valuation Transultra

ULTRACARGO

Discount Rate

❑ Percentage of Debt (D/D+E)   60.0%

❑ Tax Rate (T)   34.0%

❑ Cost of Debt (Kd)   15.0%

❑ Percentage of Equity (E/D+E)   40.0%

❑ Cost of Equity (Ke)   17.9%

  - Ke = Risk Free Rate + Sovereign Risk + Beta x Market Risk

    Ke =   4%   + 9.0%   + 0.82 x   6.1%

❑ **Perpetuity**

   • Steady growth of 3.5% per year beginning in 2013

$$\text{WACC} = \frac{D}{D+E}(1-T)\,K_d + \frac{E}{D+E}\,K_e$$

**WACC
13.1%**

NPV CashFlow 2003/2012 =   R\$ 19.6 MM (+)

NPV Perpetuity   = R\$ 21.8 MM (+)

Enterprise Value (EV) =   **R\$ 41.4 MM (=)**

Net Cash   =   R\$ 22.6 MM (+)

Equity Value =   **R\$ 64.0 MM**

(Investments not included)

Tequimar

ULTRACARGO

Sales Revenue

	Assumption	Rationale
Storage Capacity	❑ Liquids: annual storage capacity growth at 9% in 2003 and 3.7% in 2004 From 2005 forward, steady growth ar 1.5% per year	- Due to expansion program in progress - Capacity surplus due investments made in 2003 and 2004
	❑ Solids: steady growth at 1.5% per year	- Same as Liquids segment
Storage fee	❑ Liquids : Average rate as of 1H02 Financial Statemens unchanged in real terms (IGP-M)	- Unchanged in real terms
	❑ Solids: Average rate as of 1H02 Financial Statemens unchanged in real terms (IGP-M)	- Unchanged in real terms
Capacity utilization rate	❑ Liquids Storage: In 2003, usage of 90% of total capacity (historical value) Reaches 93% in 2007	- Enhancement in usage of the installed capacity.
	❑ Solids Storage: In 2002, usage of 60% of total capacity Reaches 90% in 2006	- New business, higher growth potential

Tequimar

ULTRACARGO

Gross Profit

Assumption		Rationale
Gross Margin	❑ Gross Margin unchanged at 48%	- Historical Margin from 1996 to 2001

Expenses

Assumption		Rationale
Operating Expenses	❑ Administrative expenses: historical values of 2002 unchanged in real terms (IGP-M)	- Unchanged in real terms
	❑ Management payroll: historical values of 2001 unchanged in real terms (IGP-M)	- Unchanged in real terms

Tequimar

Investments

	Assumption	**Rationale**
Expansion	❑ Investments in storage capacity expansion : Investments of R$ 3.5 MM in 2003 A partir de 2004 R$ 550 / m^3 corrigido pelo IGP-M.	- Investments in 2003 according to Tequimar forecast - As of 1H02 Financial Statemens, unchanged in real terms
Maintenance	❑ Historical Value of 2002 (R$ 3.7 MM), unchanged in real terms (IGP-M)	- Unchanged in real terms

Depreciation

	Assumption	**Rationale**
Existing property, plant and equipment	❑ Depreciation period of 19.5 years (rate at 5.1% per year)	- Average rate as of 1H02 Financial Statemens
New property, plant and equipment	❑ Depreciation period of 18 years (rate at 5.5% per year)	- Average rate as of 1H02 Financial Statemens

Taxes

	Assumption	**Rationale**
Inc. Tax/Soc. Contrib.	❑ Reduction in the average Income Tax + Social Contribution rate of 18.13% in 2003, 6.09% in 2004 and 2005, 4.53% from 2006 to 2008 and 2.97% from 2009	- Sudene* tax benefits

47

*Superintendência do Desenvolvimento do Nordeste
Government agency for the northeast development

Tequimar: Cash Flow



R$ millions

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
NET REVENUE	**50.3**	**57.2**	**62.1**	**66.7**	**71.4**	**76.1**	**80.1**	**84.2**	**88.4**	**92.8**	**97.2**
Growth		13.6%	8.7%	7.3%	7.1%	6.5%	5.3%	5.1%	5.0%	4.9%	4.8%
(-) Direct costs	(26.2)	(29.7)	(32.3)	(34.7)	(37.2)	(39.6)	(41.7)	(43.8)	(46.0)	(48.2)	(50.5)
(=) GROSS PROFIT	**24.2**	**27.4**	**29.8**	**32.0**	**34.3**	**36.5**	**38.5**	**40.4**	**42.5**	**44.5**	**46.7**
(-) OPERATING EXPENSES	(6.4)	(7.1)	(7.5)	(7.9)	(8.2)	(8.6)	(8.9)	(9.3)	(9.7)	(10.1)	(10.5)
(+) DEPRECIATION	5.6	6.1	6.6	6.9	7.3	7.7	8.1	8.5	9.0	5.4	5.7
(=) EBITDA	**23.4**	**26.4**	**28.8**	**31.0**	**33.3**	**35.6**	**37.6**	**39.7**	**41.8**	**39.8**	**41.9**
(-) DEPRECIATION	(5.6)	(6.1)	(6.6)	(6.9)	(7.3)	(7.7)	(8.1)	(8.5)	(9.0)	(5.4)	(5.7)
(=) EBIT	**17.8**	**20.4**	**22.3**	**24.1**	**26.1**	**28.0**	**29.5**	**31.1**	**32.8**	**34.5**	**36.2**
(-) TAXES (34%)	(6.0)	(6.9)	(7.6)	(8.2)	(8.9)	(9.5)	(10.0)	(10.6)	(11.1)	(11.7)	(12.3)
(+) Tax breaks benefits (+9%)	3.2	3.7	1.4	1.5	1.2	1.3	1.3	0.7	0.7	0.8	0.8
(+) Depreciation	5.6	6.1	6.6	6.9	7.3	7.7	8.1	8.5	9.0	5.4	5.7
(-) Property, Plant and Equipment Invesments	(6.3)	(7.4)	(8.9)	(6.5)	(6.8)	(7.1)	(7.5)	(7.8)	(8.2)	(8.6)	(9.0)
(-) Working Capital Investments	0.3	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
UNLEVERAGED CASHOFLOW IN R$ MILLIONS	**14.6**	**15.6**	**13.6**	**17.7**	**18.8**	**20.2**	**21.4**	**21.9**	**23.1**	**20.2**	**21.3**
Average Foreign Exchange Rate (R$ / US$)	2.78	3.22	3.32	3.39	3.46	3.53	3.60	3.67	3.75	3.83	3.91
UNLEVERAGED CASHOFLOW IN US$ MILLIONS	**5.3**	**4.9**	**4.1**	**5.2**	**5.4**	**5.7**	**5.9**	**6.0**	**6.2**	**5.3**	**5.5**

Valuation Tequimar

ULTRACARGO

Discount Rate

❑ Percentage of Debt (D/D+E)　　　　　　　34.0%

❑ Tax Rate (T)　　　　　　　　　　　　　　34.0%

❑ Cost of Debt (Kd)　　　　　　　　　　　　15.0%

❑ Percentage of Equity (E/D+E)　　　　　　66.0%

❑ Cost of Equity (Ke)　　　　　　　　　　　17.2%

　- Ke = Risk Free Rate + Sovereign Risk + Beta x Market Risk

　　Ke =　　　4%　　　+　9.0%　　+ 0.70 x　　6.1%

❑ **Perpetuidade**

　• Perpetuity growth of 4.5% per year beginning in 2013

$$WACC \ = \frac{D}{D+E} \ (1 - T) \ K_d + \frac{E}{D+E} \ K_e$$

WACC 14.7%

NPV CashFlow 2003/2012 =   R\$ 82.8 MM (+)

NPV Perpetuity　　　　　　= R\$ 44.0 MM (+)

Enterprise Value (EV) =　　R\$ 126.8 MM (=)

Net cash　　　　　　　　=　R\$ 36.5 MM (+)

Equity Value =　　　　R\$ 163.3 MM

Investments not included

Document Organization

Executive Summary

Oxiteno

Ultrapar

Gipóia

Exchange Ratio

Attachment I – Ultragaz

Attachment II – Tequimar and Transultra

Attachment III – Macroeconomic Assumptions

Attachment IV – Cost of Capital

Principal Macroeconomic Assumptions

❑ We give below the principal macroeconomic assumptions used in the valuations:

Year	2002	2003	2004	2005	From 2006 forward
Real GDP (% change p.a.)	1.1%	2.7%	3.5%	3.5%	3.8% in 2006; unchanged at 4.0% from 2007 forward
IGP-M (% change p.a.)	11.4%	6.3%	5.1%	4.1%	Unchanged at 4.1% from 2006 forward
IPCA (% change p.a.)	7.0%	5.8%	5.0%	5.0%	Unchanged at 4.1% from 2006 forward
US Inflation (CPI)	2.0%	2.0%	2.0%	2.0%	Unchanged at 2.0% from 2006 forward
FX (average rate)	2.78	3.22	3.32	3.39	Adjusted in line with the difference in BR/US inflation from 2004 forward





51

Document Organization

Executive Summary

Oxiteno

Ultrapar

Gipóia

Exchange Ratio

Attachment I – Ultragaz

Attachment II – Tequimar and Transultra

Attachment III – Macroeconomic Assumptions

Attachment IV – Cost of Capital

Cost of Capital



❑ The Cash Flow for each company was discounted at an estimated WACC obtained, as presented below:

D = Debt
E = Equity
T = Tax rate

$$WACC = \frac{D}{D+E}(1-T)K_d + \frac{E}{D+E}K_e$$

❑ The cost of Equity (Ke) was obtained using the Capital Asset Pricing Model (CAPM):

$$Ke = Rf + R_{country} + Beta \times R_{market}$$

- The Risk Free Rate (Rf) was obtained according to *yields* of the US Treasury (10 years). (source: Bloomberg)

- The Sovereign Risk ($R_{country}$) used is na average calculated according to sovereign credit ratings. (source: Bloomberg)

- The Beta value was estimated from the average value of the Beta of comparable Petrochemical and Gas Distribuition companies.

- Market Risk (R_{market}) correponds to the difference between the return obtained in investments in the equity market and the risk free rate. The value was obtained from the Equity Risk Premium Forum of 2002, available in the Association for Investment Management and Research website (AIMR).

❑ The cost of Debt (Kd) corresponds to estimated market rates for each of the Companies.

❑ For Transultra and Tequimar, due to the difficulty of identifying entirely comparable companies, the WACC used for Transultra was same as used for Ultragaz and for Tequimar the same Beta used for Oxiteno.

Sovereign Risk



❑ The Country Risk calculation ($R_{country}$) was based on the yields of 10 year Bonds issued by countries with ratings comparable to the Republic of Brazil's sovereign rating for its issues closest to 10 years.

❑ The rationale of this methodology is to eliminate short-term distortions in the country risk due to current market conditions that might not represent the appropriate Country Risk.

❑ Below is shown the analysis and calculations to obtain the Country Risk ($R_{country}$) :

Sovereign Bonds Yield (10 years in US$) B rating	**14.7%**
US Treasury Bonds Yield	**4.0% (-)**
Sovereign Bonds Risk Premium with B rating	**10.7%**

Sovereign Bonds Yield (10 years in US$) BB rating	**9.4%**
US Treasury Bonds Yield	**4.0% (-)**
Sovereign Bonds Risk Premium with BB rating	**5.4%**

Brasil Rating :	**S&P**	**B+**
	Moody's	**B2**

Weighted average			
To obtain the	**=**	**67% x 10.7% + 33% x 5.4%**	**= 9.0%**
Sovereign Risk ($R_{country}$)			

Beta - Ultragaz

❑ Shown below, are the comparable companies used for the Beta calculation:

Company	Country	Leveraged Beta	Debt / Capital	Unleveraged Beta
ENI (Agip)	Italy	0.84	0.39	0.64
AGL Resources	USA	0.65	1.82	0.31
Equitable Resources	USA	0.72	0.66	0.51
KeySpan Energy	USA	0.65	1.93	0.30
National Fuel Gas	USA	0.59	1.57	0.30
Nicor	USA	0.88	0.93	0.55
People's Energy	USA	0.65	1.46	0.34
Sempra Energy	USA	0.67	1.28	0.36
Washington Gas Light	USA	0.74	0.92	0.47
Snam Rete Gas	Italy	0.40	0.80	0.27
Gas Natural SDG	Spain	0.47	0.96	0.26
Centrica PLC	UK	0.82	0.05	0.65

Source: Bloomberg

	Average	**0.41**

Releveraging Beta (estimated target capital structure for Ultragaz)	**0.82**

Beta - Oxiteno

❑ Shown below, are the comparable companies used for the Beta calculation:

Company	Country	Leveraged Beta	Debt / Capital	Unleveraged Beta
Honam Petrochemical	Korea Sul	1.03	0.44	0.74
Dow	USA	1.02	0.94	0.65
Georgia Gulf	USA	1.04	6.33	0.21
Lyondell	USA	1.10	4.01	0.31
Hercules	USA	1.10	1.60	0.55
Eastman Chemical Company	USA	1.09	1.55	0.56
Great Lake Chemical	USA	0.91	0.71	0.61
Source: Bloomberg			**Average**	**0.52**

Releveraging Beta (estimated target capital structure for Oxiteno)	**0.70**



Reorganization of Grupo Ultra

Valuation Results

 



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR PARTICIPAÇÕES S.A.

ULTRAPAR PARTICIPAÇÕES S.A.

By: /s/ Fabio Schvartsman
     Name: Fabio Schvartsman
     Title: Chief Financial Officer

Date: October 14, 2002